AURORA CANNABIS INC.

Consolidated Financial Statements

For the years ended June 30, 2019 and 2018
(In Canadian Dollars)

Note 1	Nature of Operations	10	Note 15	Share Capital	46
Note 2	Significant Accounting Policies and Judgments	10	Note 16	Share-Based Compensation	49
Note 3	Accounts Receivable	14	Note 17	(Loss) Earnings Per Share	51
Note 4	Strategic Investments	14	Note 18	Other Income, Net	52
Note 5	Marketable Securities and Derivatives	21	Note 19	Supplementary Cash Flow Information	52
Note 6	Investments in Associates and Joint Ventures	23	Note 20	Income Taxes	53
Note 7	Biological Assets	25	Note 21	Related Party Transactions	55
Note 8	Inventory	26	Note 22	Commitments and Contingencies	56
Note 9	Property, Plant and Equipment	28	Note 23	Revenue	57
Note 10	Business Combinations	30	Note 24	Segmented Information	58
Note 11	Non-Controlling Interests	39	Note 25	Fair Value of Financial Instruments	59
Note 12	Intangible Assets and Goodwill	40	Note 26	Financial Instruments Risk	61
Note 13	Convertible Debentures	43	Note 27	Capital Management	63
Note 14	Loans and Borrowings	45	Note 28	Subsequent Events	63

Management’s Responsibility

To the Shareholders of Aurora Cannabis Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgment.

In discharging its responsibilities to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors and Audit Committee are primarily composed of independent Directors. The Board is responsible for the oversight of management in the performance of its financial reporting responsibilities and approval of the financial information included in the annual report. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

KPMG LLP, an independent firm of Chartered Professional Accountants, has been appointed by the Company’s shareholders to audit the consolidated financial statements and report directly to them. The external auditors have full and free access to the Audit Committee and management to discuss their audit findings.

September 10, 2019

“Terry Booth”	“Glen Ibbott”
Terry Booth Chief Executive Officer	Glen Ibbott Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Aurora Cannabis Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Aurora Cannabis Inc. (the Company) as of June 30, 2019, the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company, as at June 30, 2018, and for the year then ended, were audited by another auditor, in accordance with Canadian generally accepted auditing standards, whose report dated September 24, 2018, expressed an unmodified audit opinion on those consolidated financial statements.

Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting for revenue recognition and financial instruments in 2019 due to the adoption of IFRS 15 - Revenue from Contracts with Customers and IFRS 9 - Financial Instruments.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2019.
Vancouver, Canada
September 10, 2019

AURORA CANNABIS INC.
Consolidated Statements of Financial Position
As at June 30, 2019 and June 30, 2018
(Amounts reflected in thousands of Canadian dollars)

	Notes	June 30, 2019	June 30, 2018
		$	$
Assets
Current
Cash and cash equivalents		172,727	76,785
Restricted cash	19	46,066	13,398
Accounts receivable	3, 26(a)	103,493	15,096
Income taxes receivable		8,833	—
Marketable securities	5(a)	143,248	59,188
Biological assets	7	51,836	13,620
Inventory	8	113,641	29,595
Prepaids and other current assets		24,323	7,594
Assets held for distribution to owners		—	4,422
		664,167	219,698

Property, plant and equipment	9	765,567	246,352
Derivatives	5(b)	86,409	124,942
Deposits		6,926	—
Investments in associates and joint ventures	6	118,845	334,442
Intangible assets	12	688,366	200,332
Goodwill	12	3,172,550	760,744
Total assets		5,502,830	1,886,510

Liabilities
Current
Accounts payable and accrued liabilities	26(b)	152,884	47,456
Income taxes payable		—	1,659
Deferred revenue		749	2,266
Convertible debentures	13	235,909	—
Loans and borrowings	14	13,758	2,451
Contingent consideration payable	25	28,137	21,333
Deferred gain on derivatives		728	—
Provisions	22(b)	4,200	—
		436,365	75,165

Convertible debentures	13	267,672	191,528
Loans and borrowings	14	127,486	9,232
Derivative liability	13(v)	177,395	—
Deferred gain on derivatives		—	2,254
Other long-term liability		11,979	—
Deferred tax liability	20	91,886	55,405
Total liabilities		1,112,783	333,584

Shareholders’ equity
Share capital	15	4,673,118	1,466,433
Reserves		139,327	(5,285)
Accumulated other comprehensive loss		(143,170)	(533)
(Deficit) retained earnings		(283,638)	87,749
Total equity attributable to Aurora shareholders		4,385,637	1,548,364
Non-controlling interests	11	4,410	4,562
Total equity		4,390,047	1,552,926
Total liabilities and equity		5,502,830	1,886,510

Nature of Operations (Note 1)
Strategic Investments (Note 4)
Commitments and Contingencies (Note 22)
Subsequent Events (Note 28)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive (Loss) Income
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Notes	2019	2018
		$	$
Revenue from sale of goods	23	271,105	46,975
Revenue from provision of services		9,992	8,221
Gross revenue		281,097	55,196
Excise taxes	23	(33,158)	—
Net revenue		247,939	55,196

Cost of sales		112,526	19,603

Gross profit before fair value adjustments		135,413	35,593

Changes in fair value of inventory sold		72,129	17,624
Unrealized gain on changes in fair value of biological assets	7	(96,531)	(25,550)

Gross profit		159,815	43,519

Expense
General and administration		172,365	42,965
Sales and marketing		99,289	29,445
Acquisition costs		17,217	15,664
Research and development		14,778	1,679
Depreciation and amortization	9, 12	63,371	12,088
Share-based compensation	16(a)(b)	107,039	37,450
		474,059	139,291

Loss from operations		(314,244)	(95,772)

Other (expense) income
Interest and other income		3,679	2,515
Finance and other costs		(41,025)	(11,762)
Foreign exchange loss		(3,814)	(1,038)
Other income, net	18	109,464	183,384
Impairment of investment in associates	6	(73,289)	—
Impairment of intangible assets and goodwill		(9,002)	—
		(13,987)	173,099

(Loss) income before taxes		(328,231)	77,327

Income tax recovery (expense)
Current	20	7,050	(1,659)
Deferred, net	20	23,257	(6,441)
		30,307	(8,100)

Net (loss) income		(297,924)	69,227

Other comprehensive (loss) income that will not be reclassified to net (loss) income
Deferred tax recovery (expense)		11,948	(55)
Unrealized losses on marketable securities	5(a)	(78,837)	(6,616)
		(66,889)	(6,671)

Other comprehensive (loss) income that may be reclassified to net (loss) income
Share of income from investment in associates		352	—
Foreign currency translation (loss) gain		(5,629)	86
		(5,277)	86
Total other comprehensive loss		(72,166)	(6,585)

Comprehensive (loss) income		(370,090)	62,642

AURORA CANNABIS INC.
Consolidated Statements of Comprehensive (Loss) Income
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

	Notes	2019	2018
		$	$
Net (loss) income attributable to:
Aurora Cannabis Inc.		(290,837)	71,936
Non-controlling interests		(7,087)	(2,709)

Comprehensive (loss) income attributable to:
Aurora Cannabis Inc.		(362,962)	65,351
Non-controlling interests		(7,128)	(2,709)

Net (loss) earnings per share
Basic	17	($0.29)	$0.16
Diluted	17	($0.29)	$0.15

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	—	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	15(b)(i)	431,325,634	3,060,894	75,490	27,111	—	—	102,601	—	—	—	—	—	—	—	3,163,495
Shares released for earn out payments		243,726	18,227	—	—	—	—	—	—	—	—	—	—	—	—	18,227
Conversion of notes		331,328	1,539	—	—	(520)	—	(520)	—	—	—	—	—	—	—	1,019
Deferred tax on convertible notes		—	—	—	—	413	—	413	—	—	—	—	—	—	—	413
Exercise of stock options	16(a)	14,426,904	108,150	(60,776)	—	—	—	(60,776)	—	—	—	—	—	—	—	47,374
Exercise of warrants	15(c)	2,252,224	13,903	—	(1,964)	—	—	(1,964)	—	—	—	—	—	—	—	11,939
Exercise of compensation options	15(d)	3,609	38	—	(21)	—	—	(21)	—	—	—	—	—	—	—	17
Exercise of RSUs	16(b)	742,188	2,482	(2,482)	—	—	—	(2,482)	—	—	—	—	—	—	—	—
Forfeited options	16(a)	—	—	(674)	—	—	—	(674)	—	—	—	—	—	674	—	—
Share-based compensation	16(a)(b)	—	—	94,054	15,062	—	—	109,116	—	—	—	—	—	—	—	109,116
Contribution from NCI	11	—	—	—	—	—	—	—	—	—	—	—	—	—	5,854	5,854
Change in ownership interests in subsidiaries	11	—	—	—	—	—	(1,081)	(1,081)	—	—	—	—	—	—	1,081	—
Australis Capital first tranche private placement proceeds	4(k)	—	7,800	—	—	—	—	—	—	—	—	—	—	—	—	7,800
Australis Capital NCI reclass on loss of control		—	(6,348)	—	—	—	—	—	—	—	—	—	—	—	6,348	—
Spin-out of Australis Capital	4(k)	—	—	—	—	—	—	—	—	—	—	—	—	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out		—	—	—	—	—	—	—	(76,873)	6,402	—	—	(70,471)	70,471	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	(78,837)	11,948	352	(5,629)	(72,166)	(290,837)	(7,087)	(370,090)
Balance, June 30, 2019		1,017,438,744	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(283,638)	4,410	4,390,047

(1)
As at June 30, 2019, there are 723,255 shares in escrow (June 30, 2018 - 2,822,512 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 (Note 10(c)). The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the year ended June 30, 2019, the Company released 2,099,257 escrowed common shares on achievement of the milestones (June 30, 2018 - 238,044 common shares).

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Changes in Equity
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Share Capital		Reserves					AOCI
		Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017		366,549,244	221,447	7,591	3,420	9,734	—	20,745	6,077	(885)	(25)	5,167	(28,426)	—	218,933
Shares issued for business combinations & asset acquisitions	15(b)(i)	78,769,707	825,085	—	—	—	—	—	—	—	—	—	—	—	825,085
Warrants issued for acquisition		—	—	—	136	—	—	136	—	—	—	—	—	—	136
Shares issued for earn out payments		5,318,044	16,321	—	—	—	—	—	—	—	—	—	—	—	16,321
Shares issued for equity financings	15(b)(ii)	25,000,000	75,000	—	—	—	—	—	—	—	—	—	—	—	75,000
Share issue costs		—	(6,646)	—	2,285	—	—	2,285	—	—	—	—	—	—	(4,361)
Conversion of notes		42,473,435	177,127	—	—	(37,061)	—	(37,061)	—	—	—	—	—	—	140,066
Equity component of convertible notes		—	—	—	—	76,201	—	76,201	—	—	—	—	—	—	76,201
Deferred tax on convertible notes		—	2,540	—	—	(7,082)	—	(7,082)	—	—	—	—	—	—	(4,542)
Exercise of stock options	16(a)	4,809,443	12,006	(6,175)	—	—	—	(6,175)	—	—	—	—	—	2,027	7,858
Exercise of warrants	15(c)	43,200,881	136,293	—	(3,680)	—	—	(3,680)	—	—	—	—	—	1,669	134,282
Exercise of compensation options	15(d)	1,865,249	6,051	—	(1,854)	—	—	(1,854)	—	—	—	—	—	—	4,197
Exercise of RSUs	16(b)	127,128	1,209	(351)	—	—	—	(351)	—	—	—	—	—	—	858
Forfeited options	16(a)	—	—	(531)	—	—	—	(531)	—	—	—	—	531	—	—
Share-based compensation	16(a)(b)	—	—	37,801	—	—	—	37,801	—	—	—	—	—	—	37,801
Non-controlling interest from acquisitions		—	—	—	—	—	—	—	—	—	—	—	—	38,577	38,577
Change in ownership interests in subsidiaries		—	—	—	—	—	(85,719)	(85,719)	—	—	—	—	—	(35,002)	(120,721)
Unrealized gain on Cann Group marketable securities		—	—	—	—	—	—	—	43,442	—	—	43,442	—	—	43,442
Cann Group marketable securities transferred to investment in associates	4(a)	—	—	—	—	—	—	—	(50,463)	—	—	(50,463)	50,463	—	—
Deferred tax for marketable securities transferred to investment in associates		—	—	—	—	—	—	—	—	830	—	830	(6,755)	—	(5,925)
Unrealized gain on CanniMed marketable securities	5(a)	—	—	—	—	—	—	—	10,423	—	—	10,423	—	—	10,423
CanniMed marketable securities derecognized upon acquisition of control	10(b)(iv)	—	—	—	—	—	—	—	(10,423)	—	—	(10,423)	10,423	—	—
Comprehensive income (loss) for the period		—	—	—	—	—	—	—	405	—	86	491	61,513	(2,709)	59,295
Balance, June 30, 2018		568,113,131	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	61	(533)	87,749	4,562	1,552,926

The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Consolidated Statements of Cash Flows
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars)

	Notes	2019	2018
		$	$
Operating activities
Net (loss) income for the year		(297,924)	69,227
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(96,531)	(25,550)
Changes in fair value included in inventory sold		72,129	17,624
Depreciation of property, plant and equipment	9	45,366	8,004
Amortization of intangible assets	12	42,893	4,256
Share-based compensation	16(a)(b)	107,039	37,450
Non-cash acquisition costs		4,243	—
Impairment of investment in associate	6	73,289	—
Impairment of intangible assets and goodwill	12	9,002	—
Accrued interest and accretion expense	13, 14	22,798	9,735
Interest and other income		(63)	(78)
Deferred tax expense (recovery)		(23,257)	6,441
Other income, net	18	(109,464)	(183,384)
Foreign exchange loss		(3,813)	—
Changes in non-cash working capital	19	(37,952)	(25,392)
Net cash used in operating activities		(192,245)	(81,667)

Investing activities
Marketable securities, derivatives and convertible debenture investments	5	(50,584)	(63,437)
Proceeds from disposal of marketable securities	5	46,975	—
Purchase of property, plant and equipment	9	(414,298)	(136,945)
Disposal of property, plant and equipment		—	—
Acquisition of businesses, net of cash acquired	10	114,213	(107,232)
Acquisition of assets, net of cash acquired	10(c)	—	(587)
Acquisition of non-controlling interest		—	(10,158)
Payment of contingent consideration		(4,112)	—
Loans assumed on acquisition		—	(308)
Dividends received	4(d)	828	—
Deposits		(5,453)	—
Investments in associates	6	134	(218,183)
Net cash used in investing activities		(312,297)	(536,850)

Financing activities
Proceeds from long-term loans		605,104	345,000
Repayment of long-term loans		(21,126)	—
Repayment of short-term loans		(238)	(184)
Restricted cash		(32,668)	(13,398)
Financing fees		(18,709)	(11,873)
Shares issued for cash, net of share issue costs		59,331	215,606
Capital contribution from non-controlling interest		5,854	—
Net cash provided by financing activities		597,548	535,151
Effect of foreign exchange on cash and cash equivalents		2,936	355
Increase (decrease) in cash and cash equivalents		95,942	(83,011)
Cash and cash equivalents, beginning of year		76,785	159,796
Cash and cash equivalents, end of year		172,727	76,785
Supplemental cash flow information (Note 19)
The accompanying notes are an integral part of these Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act of British Columbia on December 21, 2006. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 – 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;

•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;

•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and

•
Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

Through recent acquisitions (Note 10), the Company has expanded its business to include research and development and the production and sale of hemp related products.

Aurora does not engage in any federally illegal U.S. cannabis-related activities and will only conduct business activities related to growing or processing cannabis in jurisdictions where it is federally permissible to do so. Entities in which the Company holds securities may operate in the United States cannabis industry, however, our investment in such entities has been structured such that we hold nonparticipating, non-voting securities that are only exercisable or exchangeable upon cannabis becoming legal or permissible in the United States under federal law.  While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”), AHL did not engage in any cannabis-related activities for the periods presented, prior to being spun out to Aurora shareholders as part of the Australis Capital Inc. spin-out transaction completed on September 19, 2018(Note 4(k)).

Note 2	Significant Accounting Policies and Judgments

IFRS requires management to make judgments, estimates, and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgments, estimates, and assumptions.

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgment are highlighted in this section. This note also describes new accounting standards, which have been adopted during 2019, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future. Accounting policies, estimates, or judgments that have a significant effect on the amounts recognized in the financial statements include investment in associates and joint ventures (Note 6), biological assets (Note 7), inventory (Note 8), estimated useful lives of property, plant and equipment and intangible assets (Note 9 and 12), business combinations and asset acquisitions (Note 10), goodwill and intangible asset impairment (Note 12), convertible debentures (Note 13), share-based compensation (Note 16), deferred tax assets (Note 20), segmented information (Note 24) and the fair value of financial instruments (Note 25).

(a)	Basis of Presentation and Measurement

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in Canadian dollars and thousands of Canadian dollars, except share and per share data.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive (loss) income to conform with current period’s presentation.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on September 10, 2019.

(b)	Basis of Consolidation

The consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal wholly owned subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%	Danish Krone
CanniMed Therapeutics Inc. (“CanniMed”)	100%	Canadian Dollar
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
ICC Labs Inc. (“ICC”)	100%	U.S. Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(c)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Transactions undertaken in foreign currencies are translated into Canadian dollars at daily exchange rates prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates and non-monetary items are translated at historical exchange rates. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of comprehensive (loss) income.

The assets and liabilities of foreign operations are translated into Canadian dollars using the period-end exchange rates. Income, expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from the translation of foreign operations into Canadian dollars are recognized in other comprehensive (loss) income and accumulated in equity.

(d)	Cash and Cash Equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents, cash deposits in financial institutions and other deposits that are highly liquid and readily convertible into cash.

(e)	Government Grants

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified expenditures. These investment tax credits (“ITCs”) are recorded as a reduction to the related expenditures in the fiscal period when there is reasonable assurance that such credits will be realized.

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize ITCs in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the ITCs can be utilized. Any changes in these interpretations and assessments could have an impact on the amount and timing of ITCs recognized in the financial statements.

(f)	Provisions

The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

(g)	Adoption of New Accounting Pronouncements

(i)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The standard uses a five-step model for revenue recognition that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated. The adoption of this new standard had no impact on the amounts recognized in the Company’s consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(ii)    IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which are classified as marketable securities on the consolidated statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

Classification of Financial Instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”), or (iii) at fair value through profit or loss (“FVTPL”).

•
Financial assets that are held for the purpose of collecting contractual cash flows that are SPPI are classified as amortized cost. Amortized cost financial assets are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized into profit or loss on the same basis as the financial instrument.

•
Financial assets that are held for both the purpose of collecting contractual cash flows and selling financial assets that have contractual cash flows that are SPPI are classified as FVTOCI. FVTOCI financial instruments are recognized at fair value at initial recognition and at each reporting date, with gains and losses accumulating in other comprehensive (loss) income until the asset is derecognized, at which point the cumulative gains or losses are reclassified to profit or loss. IFRS 9 provides an election to designate equity instruments at FVTOCI that would otherwise be classified as FVTPL. Equity instruments designated at FVTOCI must be made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

•
Financial assets that are not measured at amortized cost or at FVTOCI are measured at FVTPL. FVTPL financial assets are recognized at fair value at initial recognition and at each reporting date, with gains and losses recognized in profit or loss on the statement of comprehensive (loss) income. Transaction costs of financial assets classified as FVTPL are recognized in profit or loss as they are incurred.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost, except for financial liabilities, such as derivatives, that are always measured at FVTPL.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL
Derivative liability	FVTPL	FVTPL

IFRS 9 uses an expected credit loss (“ECL”) impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date (Note 3). The adoption of the new ECL impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(h)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term greater than twelve months, unless the underlying asset’s value is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors will continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17, Leases.

Management is currently executing its implementation plan and has completed the initial scoping phase to identify material lease contracts. However, the analysis of such contracts to quantify the transitional impact is still in progress. The most significant impact of IFRS 16 will be our initial recognition of the present value of unavoidable future lease payments as right-of-use assets under property, plant and equipment and the concurrent recognition of a lease liability on the consolidated statement of financial position. Majority of our property leases, which are currently treated as operating leases, are expected to be impacted by the new standard which will result in lower rent expense, higher depreciation expense and higher finance costs related to accretion and interest expense of the lease liability. IFRS 16 will also impact the presentation of the consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The standard will be effective for the Company for the fiscal year commencing July 1, 2019. The Company will be adopting the standard retrospectively by recognizing the cumulative impact of initial adoption in opening retained earnings (i.e. the difference between the right-of-use asset and the lease liability). The Company will measure the right-of-use asset at an amount equal to the lease liability on July 1, 2019, apply a single discount rate to leases with similar remaining lease terms for similar classes of underlying assets and will not separate non-lease components from lease components for certain classes of underlying assets. Consistent with the guidance, the Company will not apply this standard to short-term leases and leases for which the underlying asset is of low value.

(ii)	Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(iii)	Uncertainty Over Income Tax Treatments (“IFRIC 23”)

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively, or on a cumulative retrospective basis. The Company does not expect the application of IFRIC 23 will have a material impact on the Company’s consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Accounts Receivable

Accounting Policy

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive (loss) income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	June 30, 2019	June 30, 2018
	$	$
Trade receivables	85,232	8,634
Dividends receivable	—	828
Sales taxes receivable	18,261	5,634
	103,493	15,096

Note 4    Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange. Cann Group is the first company in Australia to be licensed for research and cultivation of medical cannabis for human use.

On December 11, 2017, the Company acquired an additional 7,200,000 common shares of Cann Group at A$2.50 per share for a cost of $17.6 million (A$18.0 million), increasing the Company’s total Cann Group shareholdings to 28,762,314 common shares, representing a 22% ownership interest. The Company obtained significant influence over Cann Group and as a result, the $56.4 million fair value of the previously held 21,562,314 Cann Group shares at December 11, 2017 were reclassified from marketable securities (Note 5) to investment in associates (Note 6). The cumulative unrealized gains of $50.5 million on the marketable securities at December 11, 2017 was reclassified from other comprehensive income to deficit. On January 4, 2018, the Company also acquired an additional 3,194,033 shares at a cost of $8.0 million (A$8.0 million) included in investments in associates (Note 6).

As of June 30, 2019, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2018 – 31,956,347), representing a 23% ownership interest (June 30, 2018 – 23%). During the year ended June 30, 2019, management finalized its estimate of the value of the Company’s share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment.

Based on Cann Group’s closing stock price of A$1.96 on June 30, 2019, the 31,956,347 shares classified under investment in associates have a fair value of approximately $57.0 million (A$62.0 million). During the year ended June 30, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount, and as a result, recognized an impairment charge of $18.2 million which has been recognized through the statement of comprehensive (loss) income (Note 6).

(b)	Micron Waste Technologies Inc. (“Micron”)

Micron is a public company listed on the Canadian Securities Exchange (“CSE”). Micron is a leading organic waste technology company based in Canada. Micron has developed and commercialized an on-site treatment system that can turn organic waste into clean water. MWM also produces solutions to handle organic waste created by marijuana cultivators.

On January 10, 2018, the Company subscribed to 4,411,765 units of Micron at $0.34 per unit for a total cost of $1.5 million. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.50 per share expiring January 12, 2020. The fair value of the investment differed from the transaction price at initial recognition. At inception, the fair value of the shares of $3.1 million was based on a quoted market price of $0.71 per share, and the warrants had a fair value of $1.8 million which was estimated using the Binomial model and historical volatility, which is a Level 3 input. As such, the $2.2 million unrealized gain at inception for the shares was recognized immediately through profit or loss, and the $1.2 million unrealized gain at inception for the warrants was deferred over the term of the warrants.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

At June 30, 2019, the common shares had a fair value of $1.1 million (June 30, 2018 - $2.4 million) resulting in an unrealized loss of $1.3 million for the year ended June 30, 2019 (year ended June 30, 2018 - $1.5 million unrealized gain).

At June 30, 2019, the warrants had a fair value of $0.1 million (June 30, 2018 - $1.0 million), resulting in an unrealized loss of $0.9 million for the year ended June 30, 2019 (year ended June 30, 2018 - $0.5 million unrealized gain). The fair value of the warrants was estimated using the Binomial model with the following assumptions: risk-free interest rate of 1.52% (June 30, 2018 - 2.16%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 89.02% (June 30, 2018 - 81.18%); and an expected life of 0.54 years (June 30, 2018 - 1.54 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by a nominal amount.

(c)	Radient Technologies Inc. (“Radient”)

Radient is a public company listed on the TSX. Radient provides industrial-scale manufacturing solutions for premium natural ingredients and products.

On February 13, 2017, the Company purchased a $2.0 million unsecured, 10% convertible debenture of Radient, convertible into units at $0.14 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $0.33 per share expiring February 13, 2019. On July 28, 2017, the Company converted the outstanding principal and interest and received 14,467,421 units of Radient. Upon conversion, the Company recognized an unrealized gain of $0.8 million on the debentures and fully amortized the then outstanding deferred inception gain of $6.1 million. The $11.9 million fair value of the debenture on conversion was estimated by measuring the fair value of the shares at a quoted market price of $0.53 and the warrants using the Binomial model with the following assumptions: risk-free interest rate of 1.57%; dividend yield of 0%; stock price volatility of 91.53%; and an expected life of 1.57 years.

On December 11, 2017, by way of private placement, the Company purchased 4,541,889 units of Radient at $1.37 per unit for a total cost of $6.2 million. Each unit consisted of one common share and one common share purchase warrant exercisable at $1.71 per share expiring December 11, 2019.

On December 11, 2017, the Company exercised an aggregate of 15,856,321 warrants of Radient for a total cost of $5.8 million. For the period ended June 30, 2018, the Company recorded unrealized gains on changes in fair value of these derivatives of $19.1 million and fully amortized the deferred inception gains of $4.4 million on the warrants. The aggregate fair value of the exercised warrants of $23.7 million was estimated using the Binomial model with the following weighted average assumptions: share price of $1.83; risk-free interest rate of 1.70%; dividend yield of 0%; historical stock price volatility of 96.70%; and an expected life of 1.19 years.

At June 30, 2019, the Company held an aggregate of 37,643,431 shares of Radient with a fair value of $30.9 million (June 30, 2018 - $44.0 million) resulting in an unrealized loss of $13.2 million for the year ended June 30, 2019 (year ended June 30, 2018 - $1.4 million unrealized gain).

At June 30, 2019, the Company held an aggregate of 4,541,889 warrants of Radient with a fair value of $0.1 million (June 30, 2018 - $1.4 million) resulting in an unrealized loss of $1.3 million for the year ended June 30, 2019 (year ended June 30, 2018 - $17.4 million unrealized gain). The fair value of the warrants was estimated using the Binomial model with the following assumptions: risk-free interest rate of 1.52% (June 30, 2018 - 2.14%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 75.10% (June 30, 2018 - 80.37%); and an expected life of 0.45 years (June 30, 2018 - 1.45 years). If the estimated volatility increases or decreases by 10%, the estimated fair value would increase or decrease by a nominal amount.

(d)	Alcanna Inc., formerly Liquor Stores N.A. Ltd. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX and its principal business activity is the retailing of wines, beers and spirits in Canada and the United States of America. Alcanna also has developed and launched a retail cannabis business in Alberta and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

On February 14, 2018, the Company subscribed to Alcanna’s non-brokered private placement for 6,900,000 common shares at $15.00 per share for a total cost of $103.5 million, representing a 19.9% interest in Alcanna. The Company also subscribed to 2,300,000 subscription receipts of Alcanna at $15.00 per subscription receipt for a total cost of $34.5 million which was converted to common shares on May 9, 2018, increasing the Company’s ownership to approximately 25% on an undiluted basis. As part of the consideration transferred, the Company also received 11,880,000 share purchase warrants of Alcanna, which are made up of 10,130,000 warrants that expire on August 14, 2019 and 1,750,000 warrants that expire on January 31, 2022.

As a result of this investment, the Company obtained significant influence over Alcanna and uses the equity method of accounting to recognize its investment interest (Note 6). The total transaction price of $138.0 million was allocated first to the common shares and subscription receipts based on Alcanna’s closing market price of $11.95 as of February 14, 2018, resulting in total cost of $109.9 million allocated to the investment in associate and $28.1 million being the implied fair value of the warrants. The warrants are recognized as derivatives and are measured at fair value through profit or loss (Note 5(b)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	Common Shares and Investment in Associate

As of June 30, 2019, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2018 – 9,200,000) representing a 24.8% ownership interest with a fair value of $54.9 million (June 30, 2018 – $84.1 million) based on the closing stock price of $5.97 (June 30, 2018 – $9.14). During the year ended June 30, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $68.7 million. At June 30, 2019, the Company recognized an impairment reversal of $15.6 million as the recoverable amount had increased and exceeded the carrying amount. The impairment and impairment reversal have been recognized through the statement of comprehensive (loss) income (Note 6).

During the year ended June 30, 2019, management finalized its estimate of the Company’s share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment in associate.

(ii)	Warrants

At June 30, 2019, the Company’s 11,880,000 warrants in Alcanna (June 30, 2018 - 11,880,000) had a fair value of $0.4 million (June 30, 2018 - $2.4 million) resulting in a net unrealized loss of $2.0 million for the year ended June 30, 2019 (year ended June 30, 2018 - $25.7 million) (Note 5(b)). The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: risk-free interest rate of 1.93% (June 30, 2018 - 2.12%); dividend yield of 0% (June 30, 2018 - 0%); historical stock price volatility of 46.32% (June 30, 2018 – 30.15%); and an expected life of 0.49 years (June 30, 2018 – 1.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.5 million.

(e)	CTT Pharmaceuticals Inc. (“CTT”)

CTT is an Ontario-based public company which is listed on the OTC under the symbol “CTTH”. CTT is in the business of developing dose specific, fast dissolving oral thin film wafers that provide dose specific, smoke-free delivery of medical cannabis or other active ingredients.

As at June 30, 2019, the Company held 3,731,343 common shares and 20,779,972 warrants of CTT, which if converted and exercised, would increase the Company’s ownership interest to 35.9% on a fully diluted basis (Note 5(b) and 6). The background and history of our holdings is described below.

(i)	Convertible Debenture

On May 20, 2018, the Company purchased a $1.3 million (US $1.0 million) unsecured 5% convertible debenture of CTT with a term of 3 years, convertible at the option of the holder into common shares at US $0.268 per share. Pursuant to the terms of the convertible debenture, the Company also received 20,779,972 share purchase warrants, which expires on May 20, 2021, of CTT allowing it to increase its pro rata interest to approximately 42.5% on a fully diluted basis (Note 5(b)). As of June 30, 2018, the Company held a 0% non-diluted ownership interest in CTT. Based on the Company’s potential voting rights of up to 42.5% and other qualitative factors, the Company has determined that it holds significant influence in CTT and has accounted for its investment under the equity method. As the Company had no present voting interest in CTT as of May 20, 2018 and June 30, 2018, the compound financial instrument was measured as a financial asset at fair value through profit or loss.

On August 20, 2018, the Company fully converted the US $1.0 million debenture into 3,731,343 common shares of CTT resulting in an approximate 8% ownership interest. On conversion, the carrying value of the debenture was adjusted from its June 30, 2018 fair value of $4.6 million to $3.4 million based on the quoted share price of US $0.70. This resulted in the recognition of a $1.2 million fair value loss during the year ended June 30, 2019. The $3.4 million fair value of the investment was reclassified on conversion from derivatives (Note 5(b)) into investment in associates (Note 6).

(ii)	Warrants

At June 30, 2019, the 20,779,972 share purchase warrants had a fair value that is negligible (June 30, 2018 - $15.5 million) and the Company recognized an aggregate unrealized fair value loss of $16.7 million for the year ended June 30, 2019 (Note 5(b)) (June 30, 2018 - $15.2 million unrealized gain). The fair value of the derivative was estimated using the Binomial model with the following weighted average assumptions: share price of US $0.21 (June 30, 2018 – US $0.89); risk-free interest rate of 1.81% (June 30, 2018 - 2.85%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 20.0% (June 30, 2018 - 20.0%); and an expected life of 1.89 years (June 30, 2018 – 2.89 years).

(iii)	Common Shares

Based on CTT’s closing stock price of US$0.21 on June 30, 2019, the 3,731,343 shares classified under investment in associates, represent an 7.9% ownership interest and have a fair value of $1.0 million (US$0.8 million). During the year ended June 30, 2019, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $2.1 million (Note 6).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(f)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

On June 6, 2018, the Company acquired a 20% ownership interest in Capcium by subscribing to 8,828,662 common shares. The consideration was paid through the issuance of 1,144,481 common shares of Aurora with a fair value of $10.8 million and $0.5 million in cash consideration. Based on the Company’s voting rights and other qualitative factors, the Company determined that it holds significant influence in Capcium and has accounted for its investment under the equity method. As of June 30, 2019, the Company held 8,828,662 shares (June 30, 2018 – 8,828,662) in Capcium representing a 20% ownership interest. During the year ended June 30, 2019, management finalized its estimate of the value of the Company’s share of the fair value of identifiable net assets acquired. There were no significant changes during the period to the initial carrying amount recognized for the value of the investment.

On September 7, 2018, the Company also purchased 4,883 convertible debentures for a total cost of $4.9 million. The 4,883 convertible debentures bear interest at 8% per annum and mature on September 5, 2020. The debentures are convertible at the option of Aurora upon the occurrence of a Liquidity Event into units of Capcium at the lesser of (i) the price that is 20% discount to the Liquidity Event Price; and (ii) the price determined based on a pre-money value of $80.0 million at the time of the Liquidity Event. Each unit consists of one common share and one common share purchase warrant exercisable into one common share at a price that is 50% greater than the conversion price for two years from the completion of a Liquidity Event. A Liquidity Event is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. On June 30, 2019, as Capcium had not completed a Liquidity Event, the Company received 488 additional convertible debentures for no additional consideration in accordance with the terms under the original agreement.

At June 30, 2019, the convertible debentures were fair valued to $7.5 million, of which $0.7 million related to the additional debentures, thus resulting in an unrealized gain of $2.6 million for the year ended June 30, 2019 (Note 5(b)). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13; risk-free rate of 1.83%; dividend yield of 0%; stock price volatility of 46%; an expected life of 1.44 years; adjusted for a credit spread of 26% and a probability factor of 80% for the Liquidity Event. If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.5 million.

(g)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, publicly listed on the TSX.

On January 4, 2018, the Company invested in 33,333,334 subscription receipts of TGOD at $1.65 per subscription receipt for a cost of $55.0 million. Each subscription receipt was converted into units of TGOD consisting of one common share and one-half of one share purchase warrant, with each whole warrant exercisable at $3.00 per share expiring February 28, 2021. The common shares and warrants are subject to a lock-up period for six and twelve months, respectively. In connection with the subscription receipt investment, the Company entered into an Investor Rights Agreement with TGOD where the Company received milestone options and a participation right for future TGOD equity financings. The milestone options allow the Company to increase its pro rata interest to over 50% and to purchase the shares at a 10% discount to the listed market price upon achievement of certain milestones. The Company elected to measure the subscription receipts and milestone options together as a single compound financial instrument at fair value through profit or loss.

Pursuant to the participation right, the Company subscribed to TGOD’s IPO of 6,341,250 units at a price of $3.65 per unit for a total investment of $23.1 million. Each unit consisted of one common share and one-half of one share purchase warrant of TGOD. Each whole warrant is exercisable at $7.00 per share expiring on May 20, 2020, subject to accelerated expiry if TGOD’s shares trade at or above a VWAP of $9.00 for any 10 consecutive trading day period.

Upon closing of TGOD’s IPO on May 2, 2018, the Company received 39,674,584 common shares and 19,837,292 share purchase warrants and milestone options. Based on potential and existing voting rights as well as other qualitative factors, the Company concluded that it had significant influence in TGOD at that time. As a result, on May 2, 2018 the aggregate $133.2 million fair value of the common shares was reclassified from derivatives as subscription receipts to investment in associates and the TGOD share purchase warrants and milestone options were recognized as derivatives at fair value through profit or loss.

Of the 19,837,292 share purchase warrants, 16,666,667 subscription receipt warrants are exercisable into an equivalent number of common shares of TGOD at $3.00 per share expiring February 28, 2021, and 3,170,625 participation right warrants are exercisable into an equivalent number of common shares of TGOD at $7.00 per share expiring May 2, 2020. The Company also held milestone options which, upon TGOD’s achievement of the specified milestones, entitle the Company to increase its ownership interest in TGOD to over 50% and are exercisable at a 10% discount to the listed market price.

On September 27, 2018, due to the resignation of Aurora’s Board representative from TGOD’s Board of Directors and other qualitative factors, the Company no longer held significant influence in TGOD. As a result, the $131.0 million carrying value of Aurora’s equity investment was derecognized from investment in associates (Note 6) and reclassified to marketable securities (Note 5(a)) at its fair value of $275.3 million, calculated based on the September 27, 2018 quoted market price of $6.94. This resulted in the recognition of a $144.4 million fair value gain during the year ended June 30, 2019.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the year ended June 30, 2019, the Company sold an aggregate of 10,841,250 common shares of TGOD for gross proceeds of $47.4 million at an average price of $4.37 per share. As a result, the Company recognized a realized loss of $28.3 million during the year ended June 30, 2019 based on the deemed cost of $6.94 per share which represents the September 27, 2018 quoted market price. As at June 30, 2019, the Company held 28,833,334 shares (June 30, 2018 - 39,674,584) in TGOD with a fair value of $93.1 million (Note 5(a)), based on the stock price of $3.23, which resulted in an unrealized loss of $135.2 million for the year ended June 30, 2019 (Note 5(b)).

At June 30, 2018, the $95.0 million fair value of the 16,666,667 subscription receipt warrants and milestone options (Note 5(b)) was estimated using the Binomial model with the following weighted average assumptions: share price of $6.47; risk-free interest rate of 2.30%; dividend yield of 0%; stock price volatility of 60%; and an expected life of $2.52 years. During the year ended June 30, 2019, Aurora’s milestone options expired unexercised which resulted in a loss of $27.6 million. At June 30, 2019, the $23.5 million fair value of the remaining 16,666,667 subscription receipt warrants (Note 5(b)) was estimated using the quoted market price of $1.41, contributing to a total fair value loss of $71.5 million for the subscription receipt warrants and expired milestone options for the year ended June 30, 2019.

At June 30, 2019, the $0.6 million (June 30, 2018 - $4.5 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $3.23 (June 30, 2018 - $6.47); risk-free interest rate of 1.77% (June 30, 2018 - 2.21%); dividend yield of 0% (June 30, 2018 - 0%); stock price volatility of 74.56% (June 30, 2018 - 60.00%); and an expected life of 0.84 years (June 30, 2018 – 1.84 years). In connection with the valuation of the participation right warrants, the Company recognized a fair value loss of $3.8 million during the year ended June 30, 2019.

(h)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom at $0.71 per share for a total cost of $7.0 million, representing an 8% ownership interest. The $9.3 million fair value of the shares at initial recognition was based on a quoted market price of $0.94 per share which differed from the transaction price resulting in an unrealized gain of $2.3 million recognized at inception immediately through profit and loss for the year ended June 30, 2018.

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to a 9.9% ownership interest in licensed retailers. As a result, Aurora’s ability to convert its convertible debentures and exercise its share purchase warrants is subject to this 9.9% ownership restriction.

As at June 30, 2019, the 9,859,155 shares in Choom have a fair value of $4.4 million (June 30, 2018 - $12.7 million) based on the $0.45 stock price (June 30, 2018 - $1.29) (Note 5(a)). During the year ended June 30, 2019, the Company recognized unrealized fair value losses of $8.3 million (June 30, 2018 - $3.5 million unrealized fair value gains) through other comprehensive (loss) income (Note 5(a)).

At June 30, 2019, the convertible debenture had a fair value of $19.3 million resulting in an unrealized loss of $0.6 million since initial recognition (Note 5(b)). The fair value of the convertible debenture was estimated using the FINCAD model based on the following assumptions: share price of $0.45; credit spread of 8.24%; dividend yield of 0%; stock price volatility of 84.48% and an expected life of 3.35 years.

At June 30, 2019, the 96,464,248 share purchase warrants with a nominal fair value resulting in an unrealized loss of $0.1 million since initial recognition (Note 5(b)). The fair value of the warrants was estimated using the binomial tree model based on the following weighted average assumptions: share price of $0.45; risk-free interest rate of 1.85%; dividend yield of 0%; stock price volatility of 84%; and an expected life of 1.35 years.

(i)	Investee-B

Investee-B is a private Canadian company that cultivates, manufactures and distributes medical cannabis products in Jamaica. On July 2, 2018, the Company subscribed to a $13.4 million (US $10.0 million) convertible debenture in Investee-B. The debentures bear interest at 1.5% per annum payable in cash or common shares equal to the fair value of shares at the time of issuance. The debentures are convertible into common shares of Investee-B at US $4.9585 at Aurora’s option until July 2, 2023.

The Company also entered into an Investor Rights Agreement, under which Aurora has the right to: (i) participate in any future equity offerings of Investee-B to enable Aurora to maintain its percentage ownership interest, and (ii) to nominate a director to Investee-B’s Board of Directors as long as the Company owns at least a 10% interest.

As of June 30, 2019, the convertible debenture had a fair value of $14.3 million (US $11.0 million) (Note 5(b)). The Company recognized unrealized gains of $0.9 million for the year ended June 30, 2019 (Note 5(b)). The fair value was estimated using two coupled Black-Scholes models based on the following assumptions: estimated share price of $3.71; risk-free interest rate of 1.75%; dividend yield of 0%; stock price volatility of 34.00%; credit spread of 1.13% and an expected life of 4.01 years. If the estimated volatility increases or decreases

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

by 10%, the estimated fair value would increase or decrease by approximately $0.2 million. If the estimated share price increases or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.3 million.

(j)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company. High Tide is publicly listed on the Canadian Securities Exchange.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019, subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

On June 14, 2019, the Company invested $1.0 million in unsecured convertible debentures and warrants of High Tide. The convertible debentures bear interest of 10.0% per annum, payable annually in advance in common shares of High Tide, maturing in two years from the date of issuance. The debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after December 14, 2019. Aurora received 1,333,333 warrants, each warrant entitling the Company to acquire one common share at an exercise price of $0.85 per share for a period of two years. The conversion of the convertible debentures and exercise of the warrants are subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

At June 30, 2019, the convertible debentures had a fair value of $10.2 million, resulting in an unrealized loss of $0.8 million for the year ended June 30, 2019 (Note 5(b)). The fair value of the convertible debenture was estimated using the FINCAD model with the following assumptions: share price of $0.36; risk-free rate of 13.54%; dividend yield of 0%; stock price volatility of 70.00% and an expected life of 1.46 years.

(k)	Australis Capital Inc. (“ACI”)

At June 30, 2018, ACI was a wholly-owned subsidiary of Aurora and Aurora held a 50% interest in Australis Holdings LLP.

On September 19, 2018, the Company distributed the shares and warrants that it owned in ACI to the Company’s shareholders through a spin-out transaction. As part of the spin-out, ACI completed a two-tranche private placement on July 5, 2018 and August 3, 2018, which resulted in reductions of Aurora’s ownership interest in ACI to 47% and 24%, respectively.

Following the completion of the first private placement on July 5, 2018, Aurora no longer had the ability to exercise control over ACI and ACI was deconsolidated. The Company accounted for its remaining 26,802,364 ACI shares held as an investment in associate (Note 6) and the 26,802,364 ACI warrants held as derivatives (Note 5(b)). The shares had an estimated fair value of $5.4 million on July 5, 2018 based on the private placement subscription price of $0.20 per share and the warrants had a fair value of $0.7 million estimated using the Binomial model with the following assumptions: share price of $0.20; risk-free rate of 1.90%; volatility of 50.67%; dividend yield of 0%; and an expected life of 1 year. As a result of loss of control and deconsolidation, during the year ended June 30, 2019 the Company recognized a $0.4 million gain in the statement of comprehensive (loss) income.

Following the completion of the second private placement on August 3, 2018, Aurora no longer had ACI Board representation, no interchange of managerial personnel, and had received shareholder approval for the spin-out. As such, Aurora no longer held significant influence in ACI and the $5.4 million (Note 6) fair value of the 26,802,364 ACI shares were reclassified to marketable securities (Note 5(a)).

The Company also received 1,341,391 units in ACI in exchange for funding of $0.3 million of ACI’s transaction costs prior to the spin-out. Each unit consisted of one common share and one warrant exercisable at $0.25 per share for a period of one year. Upon receipt of these units, $0.23 million was allocated to the shares (Note 5(a)) and $0.04 million was allocated to the warrants (Note 5(b)).

On September 19, 2018, the Company held a total 28,143,755 shares and 28,143,755 warrants in ACI which were spun-out to shareholders and ACI became a separate, publicly traded company. At the time of the spin-out, the shares and warrants had a fair value of $82.5 million (Note 5(a)) and $69.2 million (Note 5(b)), respectively, estimated based on ACI’s quoted closing market price on September 19, 2018 of $2.93 and $2.46, respectively. In accordance with IFRS, the Company was required to remeasure these interests to fair value and as a result, recognized an unrealized gain of $76.9 million in other comprehensive income on the shares (Note 5(a)), and an unrealized gain of $68.5 million in income on the warrants (Note 5(b)). As a result of the spin-out, the Company recognized a dividend of $151.7 million to retained earnings, which equated to the fair value of the ACI shares and warrants distributed to Aurora shareholders.

As part of the spin-out of ACI and pursuant to the June 14, 2018 Funding Agreement, the Company received the following restricted back-in right warrants in exchange for $0.5 million:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and

(b)
The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price of ACI’s shares and has an expiration date of September 19, 2028.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are legal under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of June 30, 2019, the warrants remain un-exercisable.

As of June 30, 2019, the warrants had a fair value of $10.1 million estimated using the Binomial model with the following assumptions: share price of $0.92; risk-free interest rate of 1.81%; dividend yield of 0%; stock price volatility of 48.97%; an expected life of 9.23 years; and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $9.6 million unrealized gain on fair value during the year ended June 30, 2019 (Note 5(b)).

(l)	SubTerra LLC (“SubTerra”) and 10647594 Canada Inc. (“10647594 Canada”)

On March 15, 2018, pursuant to the acquisition of CanniMed (Note 10(b)(iv)), the Company acquired a 19.9% interest in SubTerra, a Michigan limited liability company, and a 19.9% interest in 10647594 Canada for an aggregate consideration of $212.

On May 18, 2018, the Company sold its 19.9% interest in SubTerra to CanniMed’s former Chief Executive Officer in exchange for $78 cash. Additionally, in exchange for the cancellation of $4,665 (US $3,580) promissory notes and receivables from SubTerra, the Company received the following assets with an estimated fair value of $1,400:

(a)
5% of any gross revenues of SubTerra earned annually from the sale of cannabis and cannabis-based products grown and/or processed at its facility for the period commencing June 1, 2018 and ending May 31, 2028; and

(b)	a payment of $150 annually for the period commencing June 1, 2018 and ending May 31, 2028.

The promissory notes and receivables from SubTerra were previously written off prior to Aurora’s acquisition of CanniMed. As such, the Company recognized a recovery of $1,400 upon receipt of the above assets.

As part of the sale agreement, the Company also received a two-year option to purchase a parcel of land located in White Pine, Michigan for US $3.

On September 19, 2018, the revenue royalty, annuity payment and land purchase option were spun-out as part of the ACI spin-out transaction (Note 4(k)).

(m)	EnWave Corporation (“EnWave’)

EnWave is a Vancouver-based advanced technology company that has developed Radiant Energy Vacuum (“REV™”) – a proprietary method for the precise dehydration of organic materials. Enwave is publicly listed on the TSX Venture Exchange.

On April 25, 2019, the Company purchased 5,302,227 common shares of Enwave, representing a 4.9% ownership interest, in exchange for 840,576 common shares of Aurora with a fair value of $10.0 million. The $10.0 million fair value of the shares at initial recognition was based on a 5-day volume weighted average trading price of Aurora’s shares on the closing day. As at June 30, 2019, the 5,302,227 common shares in EnWave had a fair value of $12.6 million based on the $2.38 closing stock price and the Company recognized unrealized fair value gains of $2.6 million through other comprehensive (loss) income for the year ended June 30, 2019 (Note 5(a)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 5    Marketable Securities and Derivatives

(a)	Marketable securities

Accounting Policy

Marketable securities are initially measured at fair value and are subsequently measured at FVTPL or are designated at FVTOCI. The Company designates its marketable securities as financial assets measured at FVTOCI. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income only and not through profit or loss upon disposition.

At June 30, 2019, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at FVTOCI	Cann Group	CanniMed	Micron	Radient	TGOD	ACI	Choom	EnWave	Other immaterial investments	Total
	Note 4(a)		Note 4(b)	Note 4(c)	Note 4(g)	Note 4(k)	Note 4(h)	Note 4(m)
	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	13,433	—	—	1,412	—	—	—	—	—	14,845
Additions	—	16,144	962	4,199	—	—	7,000	—	—	28,305
Unrealized gain recognized at inception	—	—	2,170	3,700	—	—	2,268	—	—	8,138
Unrealized gain (loss) on changes in fair value	42,934	10,423	(706)	(2,340)	—	—	3,451	—	—	53,762
Transfer to investment in associates	(56,367)	—	—	—	—	—	—	—	—	(56,367)
Acquisition of control	—	(26,567)	—	—	—	—	—	—	—	(26,567)
Conversion of debenture	—	—	—	7,571	—	—	—	—	—	7,571
Exercise of warrants	—	—	—	29,501	—	—	—	—	—	29,501
Balance, June 30, 2018	—	—	2,426	44,043	—	—	12,719	—	—	59,188
Additions (disposals)	—	—	—	—	(46,663)	228	—	10,000	1,091	(35,344)
Transfer from investment in associates	—	—	—	—	275,342	5,360	—	—	—	280,702
Unrealized gain (loss) on changes in fair value	—	—	(1,278)	(13,177)	(135,547)	76,873	(8,331)	2,619	4	(78,837)
Spin-out	—	—	—	—	—	(82,461)	—	—	—	(82,461)
Balance, June 30, 2019	—	—	1,148	30,866	93,132	—	4,388	12,619	1,095	143,248

Unrealized gain (loss) on marketable securities
Year ended June 30, 2018
Profit & loss unrealized gain (1)	—	10,423	2,170	3,700	—	—	2,268	—	—	18,561
OCI unrealized gain (loss)	(7,021)	—	(706)	(2,340)	—	—	3,451	—	—	(6,616)

Year ended June 30, 2019
OCI unrealized gain (loss)	—	—	(1,278)	(13,177)	(135,547)	76,873	(8,331)	2,619	4	(78,837)

(1)
In addition to the $18,561 profit & loss unrealized gain on marketable securities, the Company recognized an additional $1,522 unrealized gain at inception for TGOD’s participation right common shares (Note 4(g)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

Accounting Policy

Derivatives are initially measured at fair value and are subsequently measured at FVTPL. If the transaction price does not equal to fair value at the point of initial recognition, management measures the fair value of each component of the investment and any unrealized gains or losses at inception are either recognized in profit or loss or deferred and recognized over the term of the investment, depending on whether the valuation inputs are based on observable market data. The resulting unrealized gain or loss at inception and subsequent changes in fair value are recognized in profit or loss for the period. Transaction costs, which are directly attributable to the acquisition of the investment are expensed as incurred. Refer to Note 26 for significant judgments in determining the fair value of derivative financial instruments.

At June 30, 2019, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 1	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and Convertible Debentures at FVTPL	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste	Total
	Note 4(b)	Note 4(c)	Note 4(d)	Note 4(e)	Note 4(f)	Note 4(g)	Note 4(k)	Note 4(h)	Note 4(i)	Note 4(j)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2017	—	11,363	—	—	—	—	—	—	—	—	—	11,363
Additions	538	2,083	28,060	1,319	—	55,000	—	—	—	—	1,333	88,333
Unrealized gain at inception	1,213	1,837	—	—	—	—	—	—	—	—	—	3,050
Unrealized gain (loss) on changes in fair value	(723)	17,423	(25,660)	18,821	—	153,043	—	—	—	—	(842)	162,062
Conversion of debenture	—	(7,571)	—	—	—	—	—	—	—	—	—	(7,571)
Exercise of warrants	—	(23,723)	—	—	—	—	—	—	—	—	—	(23,723)
Transfer to investment in associates (Note 8)	—	—	—	—	—	(108,572)	—	—	—	—	—	(108,572)
Balance, June 30, 2018	1,028	1,412	2,400	20,140	—	99,471	—	—	—	—	491	124,942
Additions	—	—	—	—	4,883	—	541	20,000	13,403	11,000	—	49,827
Transfer on loss of control of subsidiary	—	—	—	—	—	—	679	—	—	—	—	679
Unrealized gain (loss) on changes in fair value	(944)	(1,347)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	(420)	(759)	(378)	(17,725)
Transfer to investment in associates (Note 8)	—	—	—	(3,413)	—	—	—	—	—	—	—	(3,413)
Spin-out	—	—	—	—	—	—	(69,234)	—	—	—	—	(69,234)
Foreign exchange	—	—	—	—	—	—	—	—	1,333	—	—	1,333
Balance, June 30, 2019	84	65	425	33	7,518	24,162	10,083	19,369	14,316	10,241	113	86,409

Unrealized gain (loss) on derivatives
Year ended June 30, 2018
Inception gains amortized	151	11,174	—	—	—	—	—	—	—	—	—	11,325
Unrealized gain (loss) on changes in fair value	(723)	17,423	(25,660)	18,821	—	153,043	—	—	—	—	(842)	162,062
	(572)	28,597	(25,660)	18,821	—	153,043	—	—	—	—	(842)	173,387

Year ended June 30, 2019
Inception gains amortized	607	919	—	—	—	—	—	—	—	—	—	1,526
Unrealized gain (loss) on changes in fair value	(944)	(1,347)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	(420)	(759)	(378)	(17,725)
	(337)	(428)	(1,975)	(16,694)	2,635	(75,309)	78,097	(631)	(420)	(759)	(378)	(16,199)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6	Investments in Associates and Joint Ventures

Accounting Policy

Associates are companies over which Aurora has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence represents the power to participate in the financial and operating policy decisions of the investee but does not represent the right to exercise control or joint control over those policies.

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost, excluding financial assets that are not in-substance common shares and inclusive of transaction costs. When the Company holds marketable securities or derivative financial assets and subsequently obtains significant influence in that investee, the fair value of the financial instruments are reclassified to investments in associates at the deemed cost with the cumulative unrealized fair value gains or losses in other comprehensive (loss) income, if any, transferred to deficit.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

Investments in associates and joint ventures are assessed for indicators of impairment at each period end. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the equity-accounted investee operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount is lower than the carrying amount. An impairment loss is reversed if the reversal is related to an event occurring after the impairment loss is recognized. Reversals of impairment losses are recognized in profit or loss and are limited to the original carrying amount under the equity method as if no impairment had been recognized for the asset in prior periods. The Company uses judgment in assessing whether impairment has occurred or a reversal is required as well as the amounts of such adjustments.

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT	Capcium	TGOD	ACI	Other immaterial investments	Total
	Note 4(a)	Note 4(d)	Note 4(e)	Note 4(f)	Note 4(g)	Note 4(k)
	$	$	$	$	$	$	$	$
Balance, June 30, 2017	—	—	—	—	—	—	—	—
Additions	81,927	109,940	—	11,270	133,239	—	212	336,588
Transaction costs	—	1,586	—	—	—	—	—	1,586
Dividend income	—	(1,449)	—	—	—	—	—	(1,449)
Disposition	—	—	—	—	—	—	(78)	(78)
Share of net loss (i)	(781)	(500)	—	(14)	(947)	—	—	(2,242)
OCI FX loss	37	—	—	—	—	—	—	37
Balance, June 30, 2018	81,183	109,577	—	11,256	132,292	—	134	334,442
Additions	—	—	3,413	3	—	5,360	—	8,776
Dividend income	—	(828)	—	—	—	—	—	(828)
Disposition / reclassification	—	—	—	—	(130,974)	(5,360)	(134)	(136,468)
Share of net income (loss)(1)	(1,520)	(5,099)	(230)	(1,406)	(1,318)	—	—	(9,573)
Impairment	(18,158)	(68,696)	(2,078)	—	—	—	—	(88,932)
Impairment reversal	—	15,643	—	—	—	—	—	15,643
OCI FX gain (loss)	(4,488)	353	(80)	—	—	—	—	(4,215)
Balance, June 30, 2019	57,017	50,950	1,025	9,853	—	—	—	118,845

(1)	Represents an estimate of the Company’s share of net income (loss) based on the latest publicly available information of the investee.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of financial information for the Company’s associates and joint ventures for the periods presented based on the latest publicly available information. Note that the numbers have not been pro-rated for Aurora’s ownership interest.

As of June 30, 2019	Cann Group	Alcanna	Capcium	CTT	Total
	$	$	$	$	$
Date obtained significant influence	12/11/2017	2/14/2018	6/6/2018	5/20/2018
Statement of financial position
Cash and cash equivalents	43,752	22,115	6,701	950	73,519
Current assets	69,620	149,835	9,297	952	229,704
Non-current assets	7,208	480,070	39,245	—	526,523

Current financial liabilities, excluding trade and other payables and provisions	4	22,237	229	25	22,494
Current liabilities	1,394	54,375	2,282	458	58,508
Non-current financial liabilities	—	73,364	26,781	—	100,145
Non-current liabilities	13	73,364	36,253	—	109,630

Statement of comprehensive loss
Revenue		136,424	3,630	9	140,063
Depreciation and amortization	—	(30,040)	—	—	(30,040)
Interest income	1,691	—	—		1,691
Interest expense	(21)	(22,872)	(8,678)	—	(31,571)
Income tax expense	—	(16,000)	—	—	(16,000)
Loss from continued operations	(9,276)	(37,180)	(8,125)	(1,161)	(55,742)
Loss from discontinued operations, net tax	—	(916)	—	—	(916)
Other comprehensive income	—	(2,532)	—	(1)	(2,533)
Total comprehensive loss	(9,276)	(40,628)	(8,125)	(1,160)	(59,190)

As of June 30, 2018	Cann Group	Alcanna	Capcium	TGOD	CTT	Other	Total
	$	$	$	$	$	$	$
Date obtained significant influence	12/11/2017	2/14/2018	6/6/2018	5/2/2018	5/20/2018
Statement of financial position
Cash and cash equivalents	48,243	78,595	252	261,816	1,311	6	390,223
Current assets	79,225	197,131	11,935	270,712	1,311	8	560,322
Non-current assets	5,258	252,262	6,701	48,078	—	3,029	315,328

Current financial liabilities, excluding trade and other payables and provisions	4	1,380	—	—	36	1,701	3,121
Current liabilities	887	54,263	1,293	13,992	386	1,701	72,522
Non-current financial liabilities	16	72,697	18,583	—	53	2,004	93,353
Non-current liabilities	16	131,561	18,583	—	53	2,004	152,217

Statement of comprehensive loss
Revenue	552	223,991	104	—	—	—	224,647
Depreciation and amortization	—	(4,455)	—	(121)	—	—	(4,576)
Interest income	—	—	—	381	—	—	381
Interest expense	(7)	(1,916)	—	(32)	—	(57)	(2,012)
Income tax recovery	—	751	—	—	—	—	751
Loss from continued operations	(3,334)	(2,108)	(69)	(5,578)	(387)	(84)	(11,560)
Loss from discontinued operations, net tax	—	(242)	—	—	—	—	(242)
Other comprehensive income	—	1,402	—	—	—	—	1,402
Total comprehensive loss	(3,334)	(974)	(69)	(5,578)	(387)	(84)	(10,426)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7	Biological Assets

Accounting Policy

The Company defines biological assets as cannabis plants up to the point of harvest. Biological assets are measured at fair value less costs to sell at the end of each reporting period in accordance with IAS 41 - Agriculture using the income approach. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram
Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labor, growing materials, as well as indirect costs such as indirect labor, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs			Impact on fair value
	Jun 30, 2019	Jun 30, 2018	Sensitivity	Jun 30, 2019	Jun 30, 2018
Selling price per gram	$5.86	$7.25 to $8.96	Increase or decrease of $1.00 per gram	$14,868	$1,763
Average yield per plant	35 to 65 grams	20 to 51 grams	Increase or decrease by 10 grams per plant	$12,902	$1,999

The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

The changes in the carrying value of biological assets during the period are as follows:

	Year ended June 30, 2019	Year ended June 30, 2018
	$	$
Opening balance	13,620	4,088
Production costs capitalized	40,485	9,902
Biological assets acquired through business combinations (Note 12)	8,888	2,535
Changes in fair value less cost to sell due to biological transformation	96,531	25,550
Transferred to inventory upon harvest	(107,688)	(28,455)
Ending balance	51,836	13,620

As of June 30, 2019, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $2.94 per gram (June 30, 2018 - $6.46 per gram).

During the year ended June 30, 2019, the Company’s biological assets produced 57,442 kilograms of dried cannabis (June 30, 2018 – 5,632 kilograms). As at June 30, 2019, it is expected that the Company’s biological assets will yield approximately 36,010 kilograms (June 30, 2018 – 3,795 kilograms) of cannabis when harvested. As of June 30, 2019, the weighted average stage of growth for the biological assets in was 49% (June 30, 2018 – 45%).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8	Inventory

Accounting Policy

The Company defines inventory as all cannabis products after the point of harvest (“Cannabis Inventory”), hemp products, purchased finished goods for resale, consumable supplies and accessories. Cannabis Inventory includes harvested cannabis, cannabis oils and capsules.

Cannabis Inventory is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to Cannabis Inventory to the extent that the cost is less than net realizable value (“NRV”). NRV for work-in-process (“WIP”) and finished Cannabis Inventory is determined by deducting estimated remaining conversion/completion costs and selling costs from the estimated sale price achievable in the ordinary course of business. Conversion and selling costs are determined using average cost. In the period that Cannabis Inventory is sold, the fair value portion of the deemed cost is recorded within changes in fair value of inventory sold line, and the cash cost of such Cannabis Inventory, including direct and indirect costs, are recorded within the cost of sales line on the statement of comprehensive (loss) income.

Products for resale, consumable supplies and accessories are initially recognized at cost and subsequently valued at the lower of cost and NRV. The Company reviews these types of inventory for obsolescence, redundancy and slow turnover to ensure that they are written-down and reflected at NRV.

The Company uses judgment in determining the NRV of inventory. When assessing NRV, the Company considers the impact of price fluctuation, inventory spoilage and inventory damage.

The following is a breakdown of inventory at June 30, 2019:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	31,381	33,745	65,126
Finished goods	7,771	4,182	11,953
	39,152	37,927	77,079
Cannabis oils
Work-in-process	3,919	1,653	5,572
Finished goods	5,190	1,052	6,242
	9,109	2,705	11,814
Capsules
Work-in-process	869	108	977
Finished goods	2,366	203	2,569
	3,235	311	3,546
Hemp products
Raw materials	4,508	—	4,508
Work-in-process	1,000	—	1,000
Finished goods	3,183	—	3,183
	8,691	—	8,691
Merchandise and other
Raw materials	373	—	373
Work-in-process	261	—	261
Finished goods	2,204	—	2,204
	2,838	—	2,838

Accessories, supplies and consumables	9,673	—	9,673

Balance, June 30, 2019	72,698	40,943	113,641

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a breakdown of inventory at June 30, 2018:

	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	2,215	6,337	8,552
Finished goods	5,637	7,742	13,379
	7,852	14,079	21,931
Cannabis oils
Work-in-process	550	782	1,332
Finished goods	1,099	1,364	2,463
	1,649	2,146	3,795
Capsules
Finished goods	166	90	256

Hemp products
Raw materials	727	—	727
Work-in-process	538	—	538
Finished goods	323	—	323
	1,588	—	1,588
Other
Raw materials	433	—	433
Work-in-process	163	—	163
	596	—	596

Accessories, supplies and consumables	1,429	—	1,429

Balance, June 30, 2018	13,280	16,315	29,595

During the year ended June 30, 2019, inventory expensed to cost of goods sold was $184.7 million (June 30, 2018 - $37.2 million), which included $72.1 million (June 30, 2018 - $17.6 million) of non-cash expense related to the changes in fair value of inventory sold.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9	Property, Plant and Equipment

Accounting Policy

Property, plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use, as well as relevant borrowing costs on qualifying assets (see below for more information). During their construction, property, plant and equipment are classified as construction in progress (“CIP”) and are not subject to depreciation. When the asset is available for use, it is transferred from CIP to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer software and equipment 3 years
Production equipment 2 - 4 years
Furniture and fixtures 5 years
Building and improvements 20 - 30 years

Residual values, useful lives and depreciation methods are reviewed annually for relevancy and changes are accounted for prospectively.

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

The Company capitalizes borrowing costs on qualifying capital construction projects. Upon the asset becoming available for use, capitalization of borrowing costs ceases and depreciation commences on a straight-line basis over the estimated useful life of the related asset.

Property, plant and equipment leases are classified as finance leases if substantially all the risks and rewards of ownership are transferred to the Company. Property, plant and equipment leases are classified as operating leases whenever the lease terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Property acquired under a finance lease is depreciated over the shorter of the period of expected use or the lease term. The corresponding lease liability is included under loans and borrowings on the statement of financial position.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of comprehensive (loss) income.

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	June 30, 2019			June 30, 2018
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	39,532	—	39,532	—	—	—
Buildings & improvements	420,737	(25,682)	395,055	79,085	(2,436)	76,649
Construction in progress	222,884	—	222,884	146,547	(888)	145,659
Computer software & equipment	20,850	(5,367)	15,483	4,078	(584)	3,494
Furniture & fixtures	12,058	(2,847)	9,211	3,477	(349)	3,128
Production & other equipment	99,355	(17,867)	81,488	19,222	(2,450)	16,772
Finance lease equipment	2,312	(398)	1,914	791	(141)	650
Total	817,728	(52,161)	765,567	253,200	(6,848)	246,352

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	June 30, 2018	June 30, 2019
	Net book value	Additions	Additions from business combinations	Depreciation	Other (1)	Foreign currency translation	Net book value
Land	—	20,865	18,637	—	—	30	39,532
Buildings & Improvements	76,649	130,165	74,373	(23,280)	137,098	50	395,055
Construction in progress	145,659	164,213	49,913	888	(137,098)	(691)	222,884
Computer software & equipment	3,494	13,757	5,204	(4,792)	(2,185)	5	15,483
Furniture & fixtures	3,128	4,819	3,806	(2,505)	—	(37)	9,211
Production & other equipment	16,772	65,698	14,511	(15,420)	—	(73)	81,488
Finance lease equipment	650	914	607	(257)	—	—	1,914
Total	246,352	400,431	167,051	(45,366)	(2,185)	(716)	765,567

(1)	Includes disposals, reclassifications and other adjustments.

	June 30, 2017	June 30, 2018
	Net book value	Additions	Additions from business combinations	Depreciation	Other (1)	Foreign currency translation	Net book value
Buildings & improvements	16,128	16,896	45,404	(1,435)	(344)	—	76,649
Construction in progress	26,571	115,653	4,323	(888)	—	—	145,659
Computer software & equipment	522	3,333	588	(403)	(547)	1	3,494
Furniture & fixtures	233	2,859	615	(364)	(215)	—	3,128
Production & other equipment	1,564	12,750	5,405	(2,052)	(899)	4	16,772
Finance lease equipment	505	—	247	(102)	—	—	650
Total	45,523	151,491	56,582	(5,244)	(2,005)	5	246,352

(1)	Includes disposals, reclassifications and other adjustments.

During the year ended June 30, 2019, $25.2 million (June 30, 2018 - $5.7 million) in borrowing costs were capitalized to CIP at a weighted average interest rate of 14% (year ended June 30, 2018 - 20%).

Depreciation relating to manufacturing equipment and production facilities is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. For the year ended June 30, 2019, $12.2 million of depreciation was recognized in cost of sales.

Effective January 1, 2019, the Company changed the useful life over which depreciation expense is recorded on its purpose-built production facilities from 10 years to 30 years using the straight-line method. The change in estimate has been applied prospectively and resulted in a $5.7 million decrease in depreciation expense of property, plant and equipment for the year ended June 30, 2019. This change in estimate is based upon the revised estimated useful lives of such greenhouses. The effect of this change in estimate on future periods depends on the level of future capital expenditures and disposals.

Effective April 1, 2019, the Company changed the useful life over which depreciation expense is recorded on its production facilities from 10 - 50 years to 20 - 30 years using the straight-line method. The change in estimate has been applied prospectively and resulted in a $0.5 million increase in depreciation expense of property, plant and equipment for the year ended June 30, 2019. This change in estimate is based upon the revised estimated useful lives of such facilities. The effect of this change in estimate on future periods depends on the level of future capital expenditures and disposals.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 10    Business Combinations

Accounting Policy

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net-identifiable assets acquired. Acquisition costs incurred are expensed to profit or loss.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(a)	Business Combinations Completed During the Year Ended June 30, 2019

	MedReleaf (i)	Anandia (ii)	Agropro/Borela (iii)	ICC (iv)	Whistler (v)	Immaterial transactions (vi)	Total
	$	$	$	$	$	$	$
Total consideration
Cash paid	—	—	8,302	—	—	2,918	11,220
Common shares issued	2,568,634	78,588	1,411	255,237	130,839	2,101	3,036,810
Share purchase warrants issued	—	19,565	—	—	—	—	19,565
Replacement share-based awards	75,373	—	—	7,664	—	—	83,037
Contingent consideration	—	—	—	—	24,395	383	24,778
Loan settlement	—	—	3,176	—	2,867	—	6,043
	2,644,007	98,153	12,889	262,901	158,101	5,402	3,181,453

Net identifiable assets acquired (liabilities assumed)
Cash	113,713	12,127	41	5,155	438	2	131,476
Accounts receivables	11,891	783	2,099	3,005	371	88	18,237
Income taxes receivable	8,078	—	—	—	—	—	8,078
Marketable securities	—	—	—	471	—	—	471
Biological assets	7,154	—	—	135	1,599	—	8,888
Inventories	32,626	33	2,226	762	3,042	—	38,689
Prepaid expenses and deposits	6,344	310	168	—	—	—	6,822
Property, plant and equipment	119,324	4,665	2,435	12,712	27,735	180	167,051
Other assets	581	—	—	—	478	4	1,063
Intangible assets
Customer relationships	62,800	4,700	—	—	1,900	—	69,400
Permits and licenses	89,757	11,000	—	149,745	14,500	—	265,002
Brand and trademarks	62,100	1,700	—	—	14,400	—	78,200
Patents	130	—	—	—	—	—	130
Intellectual property	70,200	12,300	—	—	—	—	82,500
Deferred tax asset	—	—	81	—	—	—	81
	584,698	47,618	7,050	171,985	64,463	274	876,088

Accounts payable and accruals	(16,919)	(518)	(1,683)	(1,963)	(1,045)	(100)	(22,228)
Income taxes payable	—	—	(7)	—	—	—	(7)
Deferred revenue	—	(65)	(6)	—	—	—	(71)
Loans and borrowings	—	(298)	—	—	(6,003)	—	(6,301)
Asset retirement obligation	(217)	—	—	—	—	—	(217)
Deferred tax liability	(59,985)	(7,055)	—	(2,617)	(8,894)	—	(78,551)
Provisions	(4,200)	—	—	—	—	—	(4,200)
	503,377	39,682	5,354	167,405	48,521	174	764,513

Purchase price allocation
Net identifiable assets acquired	503,377	39,682	5,354	167,405	48,521	174	764,513
Goodwill (1)	2,140,630	58,471	7,535	95,496	109,580	5,228	2,416,940
	2,644,007	98,153	12,889	262,901	158,101	5,402	3,181,453

Net cash outflows
Cash consideration paid	—	—	(8,302)	—	—	(2,918)	(11,220)
Cash acquired	113,713	12,127	41	5,155	438	2	131,476
	113,713	12,127	(8,261)	5,155	438	(2,916)	120,256

Acquisition costs expensed
Year ended June 30, 2019	10,097	360	2,552	403	2,087	25	15,524

Net accounts receivables acquired
Gross contractual receivables acquired	14,262	791	2,099	3,005	371	88	20,616
Expected uncollectible receivables	(2,371)	(8)	—	—	—	—	(2,379)
Net accounts receivables acquired	11,891	783	2,099	3,005	371	88	18,237

(1)
Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition, as well as the deferred tax liability recognized for all taxable temporary differences. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	MedReleaf

On July 25, 2018, the Company acquired MedReleaf, a Canadian company previously listed on the TSX. MedReleaf is in the business of the production and sale of cannabis. The Company acquired MedReleaf to increase its production capacity, international presence, research and development portfolio, patient count and revenue growth.

The Company acquired all of the issued and outstanding shares of MedReleaf for aggregate consideration of $2,644.0 million, which consisted of 370,120,238 common shares with a fair value of $2,568.6 million and replacement share based awards with a fair value of $75.4 million. The compensation expense related to these replacement awards includes: $53.8 million for employee stock options, $2.0 million for performance options, and $19.6 million for warrants.

During the year ended June 30, 2019, management finalized the purchase price allocation of MedReleaf based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Consideration payable	2,644,115	(108)	2,644,007
Loans receivable	845	(845)	—
Property, plant and equipment	134,414	(15,090)	119,324
Intangible assets	335,988	(51,001)	284,987
Loans and borrowings	(845)	845	—
Provision	—	(4,200)	(4,200)
Deferred tax liability	(75,920)	15,935	(59,985)
Goodwill	2,086,382	54,248	2,140,630

For the year ended June 30, 2019, MedReleaf accounted for $113.3 million in revenues and $25.1 million in net loss since July 25, 2018. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $4.5 million in revenues and an increase of $17.6 million in net loss for the year ended June 30, 2019.

(ii)	Anandia Laboratories Inc. (“Anandia”)

On August 8, 2018, the Company acquired Anandia, a Canadian cannabis-focused science company specialized in genomics, metabolite profiling, plant breeding, disease characterization, cultivar certification, and the provision of testing services to producers and patient-cultivators. The acquisition will enable Aurora to develop new, customized cultivars for specific applications, creating products that generate positive health outcomes in relation to specific medical indications, while further enhancing efficiencies at our facilities.

The Company acquired all of the issued and outstanding shares of Anandia for aggregate consideration of $98.2 million, which included 12,716,482 common shares with a fair value of $78.6 million and 6,358,210 share purchase warrants with a fair value of $19.6 million. The warrants are each exercisable at $9.37 and expire on August 9, 2023. As part of the acquisition, an aggregate of $10.0 million in additional share consideration is to be paid out in three tranches on the first, second and fourth anniversaries of the acquisition date, subject to the continued employment of the co-founders of Anandia. In accordance with IFRS 3, the additional consideration is accounted for as share-based compensation expense for post-combination services provided and will be expensed through income. During the year ended June 30, 2019, the Company accrued $7.4 million in share-based compensation expense relating to this additional share consideration. The share-based compensation was estimated using the Binomial model with the following assumptions: risk-free rate of 2.2%, dividend yield of 0%, historical stock price volatility of 89.9% and a VWAP of $7.13 for the 20 consecutive trading day period was used to fair value the shares. The fair value for the shares and warrants are amortized evenly over the four-year term of the consideration.

During the year ended June 30, 2019, management finalized the purchase price allocation of Anandia based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Intangible assets	30,900	(1,200)	29,700
Deferred tax liability	(7,422)	367	(7,055)
Goodwill	57,595	876	58,471

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

For the year ended June 30, 2019, Anandia accounted for $3.0 million in revenues and $6.2 million in net loss since the August 8, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.2 million in revenues and an increase of $2.5 million in net loss for the year ended June 30, 2019.

(iii)	UAB Agropro (“Agropro”) and UAB Borela (“Borela”)

On September 10, 2018, the Company acquired Agropro and Borela, both located in Lithuania. Agropro is a producer, processor and supplier of certified organic hemp and hemp products, and its sister company, Borela, is a processor and distributor of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil. The Company acquired both companies to extract, refine and productize their organic hemp biomass into a wide range of organic CBD-based products.

The Company acquired all of the issued and outstanding shares of Agropro and Borela for aggregate consideration of $12.9 million which is comprised of $8.3 million in cash, $3.2 million loan settlement, and 170,834 common shares with a fair value of $1.4 million. Additionally, the Company issued 270,024 common shares for finders’ fees relating to this acquisition with a fair value of $2.2 million (Note 15(b)(i)).

During the year ended June 30, 2019, management finalized the purchase price allocation of Agropro and Borela based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The preliminary acquisition date values reported as at September 30, 2018 for deferred tax assets increased by an insignificant amount. As required by IFRS, comparative amounts have been retrospectively adjusted to reflect the changes effective as of the acquisition date.

For the year ended June 30, 2019, Agropro and Borela accounted for $5.9 million in revenues and $2.6 million in net loss since the September 10, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $1.4 million in revenues and an increase of $0.2 million in net loss for the year ended June 30, 2019.

(iv)	ICC

On November 22, 2018, the Company acquired ICC, a licensed producer and distributor of medicinal cannabinoid extracts, consumer cannabis and industrial hemp products in Uruguay, as well as a licensed producer of medicinal cannabis in Colombia. ICC’s science and GMP compliant processing facility will bring significant capacity to Aurora and an early mover advantage to build market share both in Latin America and the international cannabis and wellness markets.

The Company acquired all of the issued and outstanding shares of ICC for aggregate consideration of $262.9 million comprised of 31,904,668 common shares with a fair value of $255.2 million, and $7.7 million fair value of replacement share-based awards. The replacement share-based awards includes $7.6 million for 2,257,381 warrants and $0.02 million for compensation options.

During the year ended June 30, 2019, management finalized the purchase price allocation of ICC based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Property, plant and equipment	18,012	(5,300)	12,712
Intangible assets	141,558	8,187	149,745
Deferred tax liability	(35,389)	32,772	(2,617)
Goodwill	131,154	(35,658)	95,496

For the year ended June 30, 2019, ICC accounted for $0.6 million in revenues and a loss of $9.3 million in net income since the November 22, 2018 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $0.7 million in revenues and an increase of $8.5 million in net loss for the year ended June 30, 2019.

(v)	Whistler Medical Marijuana Corporation (“Whistler”)

On March 1, 2019, the Company acquired Whistler, a Canadian private licensed producer of organic cannabis products. With the Company’s experience in completing EU GMP certified facilities, Aurora intends to complete the certification of Whistler’s production facilities and utilize its international distribution networks to pursue additional export opportunities.

The Company acquired all of the issued and outstanding shares of Whistler for aggregate consideration of $158.1 million comprised of:

•	13,460,833 common shares with a fair value of $130.8 million;

•	$2.9 million related to the settlement of a pre-existing loan; and

•
$24.4 million of contingent consideration, which represents the estimated fair value of $25.1 million gross consideration to be paid in Aurora common shares upon achievement of certain milestones related to Whistler’s Pemberton facility obtaining a cannabis license and the facility being fully planted.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company also issued 207,100 common shares with a fair value of $2.1 million (Note 15(b)(i)) for finders’ fees related to this acquisition.
Under the terms of the purchase agreement, a further $14.9 million in gross contingent consideration is to be paid out to the former shareholders of Whistler subject to the continued employment of the founder of Whistler. In accordance with IFRS 3, the additional cost of this consideration is accounted for as share-based compensation expense for post-combination services provided in the period that the applicable conditions are met. During the year ended June 30, 2019, the Company accrued $7.6 million in share-based compensation expense relating to contingent consideration. The share-based compensation was estimated using a VWAP of $9.77 for the 5 consecutive trading day period, based on the achievement of certain milestones.

Management is in the process of gathering the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired and liabilities assumed. As such, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned are, therefore, preliminary and subject to change. Management continues to refine and finalize its purchase price allocation for the fair value of identifiable intangible assets and the allocation of goodwill.

During the year ended June 30, 2019, preliminary acquisition date values compared to the preliminary values reported as at the acquisition date changed as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired, excluding intangible assets	18,238	(517)	17,721
Intangible assets	31,100	(300)	30,800
Goodwill	108,763	817	109,580

As required by IFRS, comparative amounts have been adjusted retroactively to reflect the adjustments effective as of the acquisition date.

For the year ended June 30, 2019, Whistler accounted for $3.6 million in revenues and a loss of $1.5 million since the March 1, 2019 acquisition date. If the acquisition had been completed on July 1, 2018, the Company estimates it would have recorded an increase of $3.1 million in revenues and an increase of $1.0 million in net income for the year ended June 30, 2019.

(vi)	Immaterial Transactions

During the year ended June 30, 2019, the Company acquired 100% ownership of two businesses complementary to our existing lines of business. Goodwill represents expected operational synergies arising from the acquired workforce and the benefits of acquiring the established businesses. None of the amount assigned to goodwill is expected to be deductible for tax purposes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Business Combinations Completed During the Year Ended June 30, 2018

	BCNL / UCI (i)	Hempco (ii)	Larssen (iii)	CanniMed (iv)	Total
	$	$	$	$	$
Total consideration
Cash paid	3,294	946	3,500	130,979	138,719
Common shares issued	248	—	—	706,874	707,122
Share purchase warrants issued	136	—	—	—	136
Contingent consideration	1,119	—	—	—	1,119
Loan settlement	716	2,301	—	—	3,017
	5,513	3,247	3,500	837,853	850,113

Net identifiable assets acquired (liabilities assumed)
Cash	138	908	—	38,883	39,929
Accounts receivables	394	1,388	—	986	2,768
Short-term investments	—	511	—	—	511
Biological assets	—	—	—	2,535	2,535
Inventories	874	1,875	—	10,269	13,018
Prepaid expenses and deposits	55	178	—	223	456
Investments in associates	—	—	—	212	212
Property, plant and equipment	149	2,876	—	45,316	48,341
Intangible assets
Customer relationships	105	—	—	7,200	7,305
Permits and licenses	—	—	—	65,800	65,800
Brand and trademarks	654	—	—	70,200	70,854
Patents	521	—	—	1,700	2,221
Deferred tax asset	—	—	—	11,696	11,696
	2,890	7,736	—	255,020	265,646

Accounts payable and accruals	(818)	(968)	—	(24,334)	(26,120)
Income taxes payable	(26)	—	—	(20)	(46)
Deferred revenue	(86)	—	—	—	(86)
Loans and borrowings	—	—	—	(11,825)	(11,825)
Deferred tax liability	(335)	—	—	(44,115)	(44,450)
	1,625	6,768	—	174,726	183,119

Purchase price allocation
Net identifiable assets acquired	1,625	6,768	—	174,726	183,119
Fair value of previously held equity interest	—	—	—	(26,567)	(26,567)
Non-controlling interest	—	(5,935)	—	(22,381)	(28,316)
Goodwill (1)	3,888	2,414	3,500	712,075	721,877
	5,513	3,247	3,500	837,853	850,113

Non-controlling interest	—%	48.6%	—%	12.8%

Net cash outflows
Cash consideration paid	3,294	946	3,500	130,979	138,719
Cash acquired	(138)	(908)	—	(38,883)	(39,929)
	3,156	38	3,500	92,096	98,790

Acquisition costs expensed
Year ended June 30, 2018	65	71	30	7,235	7,401

Net accounts receivables acquired
Gross contractual receivables acquired	504	1,420	—	986	2,910
Expected uncollectible receivables	(110)	(32)	—	—	(142)
Net accounts receivables acquired	394	1,388		986	2,768

(1)	None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(i)	BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”)

On September 29, 2017, the Company acquired BCNL and UCI to cater to the home grow cannabis market. BCNL is in the business of the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis. UCI is in the business of the production and sale of state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens.

The Company acquired all of the issued and outstanding shares of BCNL and UCI for aggregate consideration of $5.5 million comprised of $3.3 million cash consideration, settlement of a $0.7 million loan receivable, 89,107 common shares with a fair value of $0.2 million, share purchase warrants with a fair value of $0.1 million exercisable at $2.8056 per share until September 29, 2020, and $1.1 million of contingent consideration representing the estimated fair value of the $4.0 million gross consideration to be paid in cash or common shares at the election of Aurora over a period of 3 years related to the achievement of certain future milestones. As of June 30, 2019, the contingent consideration was fully settled (June 30, 2018 - $1.2 million fair value) (Note 25).

During the year ended June 30, 2018, the Company finalized the purchase price allocation and adjusted the values for the contingent consideration, intangible assets, goodwill and the working capital holdback pursuant to the acquisition agreement. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired	846	779	1,625
Goodwill	6,551	(2,663)	3,888

For the year ended June 30, 2018, BCNL and UCI accounted for $2.4 million in revenues and $1.4 million in net loss since September 29, 2017. If the acquisition had been completed on July 1, 2017, the Company estimates it would have recorded an increase of $1.1 million in revenues and an increase of $0.04 million in net loss for the year ended June 30, 2018.

(ii)	Hempco Food and Fiber Inc. (“Hempco”)

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. The Company anticipates regulations preventing industrial hemp producers from harvesting leaves, flowers and buds, which contain Cannabidiols (“CBD”), will be revised to allow for processing of CBD which Aurora intends to use for the production of capsules, oils and topicals.

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3.2 million. Each unit consisted of one common share and one warrant exercisable at $0.41 per share for a period of two years. The gross proceeds paid were offset against the $2.3 million loan principal and accrued interest receivable from Hempco. The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco. On March 22, 2018 and May 7, 2018, the Company increased its ownership interest in Hempco to 35.12% and 52.3%, respectively, through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4.3 million, and the exercise of its call option to purchase 10,754,942 shares from the two founders at $0.40 per share for a cost $4.3 million, respectively.

After considering potential voting rights on a fully diluted basis, the Company concluded that it has control over Hempco and holds a 51.39% ownership interest in Hempco as at June 30, 2019 (June 30, 2018 – 52.33%). Non-controlling interest is recognized at the non-controlling interest’s proportionate share of Hempco’s fair value of identifiable net assets. In connection with the increase in ownership on March 22, 2018 and May 7, 2018, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership. The $1.9 million difference between the $2.4 million proportionate change in non-controlling interest and the $4.3 million fair value of consideration paid was recognized in equity attributable to Aurora. The $4.3 million fair value consideration paid for the exercise of Hempco warrants was eliminated upon consolidation.

During the year ended June 30, 2019, management finalized the purchase price allocation of Hempco based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. No changes were made to the purchase price allocation disclosed in the audited consolidated financial statements for the year ended June 30, 2018.

For the year ended June 30, 2018, Hempco accounted for $1.6 million in revenues and $7.2 million in net loss since November 14, 2017. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $0.3 million in revenues and an increase of $0.3 million in net loss.

Subsequent to June 30, 2019, the Company obtained a 100% ownership interest in Hempco (Note 28).

(iii)	Larssen Ltd. (“Larssen”)

On December 4, 2017, the Company, through its wholly-owned subsidiary, Aurora Larssen Projects Inc., completed the acquisition of

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Larssen, a Canadian company that provides consulting on the design, engineering and construction of advanced greenhouse cultivation facilities. Larssen was acquired to bring the construction expertise and know-how in-house in order to benefit Aurora’s current and future production facilities as well as production facilities of the Company’s strategic partners.

The Company acquired all of the issued and outstanding shares of Larssen for aggregate consideration of $3.5 million in cash. As part of the acquisition agreement, an aggregate of $4.0 million of gross cash contingent consideration is to be paid out on the first and second anniversaries of the acquisition date subject to the continued employment of the President and Owner of Larssen. The acquisition agreement also includes an aggregate $6.0 million of gross contingent consideration to be paid out upon the achievement of certain future performance milestones related to specific construction projects to be completed by Larssen. The project related contingent consideration can be settled, at the election of Aurora, in cash or common shares based on the VWAP of the Company’s shares for the first five trading days of the next calendar year when a milestone is met. Both the cash and project related contingent consideration is considered to be a post-combination cost, which will be expensed through profit and loss.

During the year ended June 30, 2018, the Company finalized the purchase price allocation and adjusted the fair value of contingent consideration. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation at acquisition	Adjustments	Final
	$	$	$
Net identifiable assets acquired	—	—	—
Goodwill	9,724	(6,224)	3,500

For the year ended June 30, 2018, Larssen generated revenues of $4.2 million and accounted for $3.0 million in net income since December 4, 2017.

(iv)	CanniMed

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer to acquire all of the issued and outstanding CanniMed shares, excluding the 700,600 existing shares already owned by Aurora. CanniMed is a Canadian company previously listed on the TSX and is in the business of production and distribution of medical cannabis pursuant to the ACMPR. The Company acquired CanniMed to increase its production capacity, international presence, research and development portfolio, patient count and revenue growth.

The 700,600 common shares were originally purchased for $16.1 million and upon the acquisition of control the $26.5 million fair value of the shares was reclassified from marketable securities (Note 5(a)) to the investment in CanniMed, resulting in the Company recognizing a realized gain on the cumulative changes in fair value of $10.4 million in the statement of comprehensive (loss) income.

Total consideration paid upon acquisition of control was $837.9 million comprised of $131.0 million cash and 62,833,216 common shares with a fair value of $706.9 million. Non-controlling interest has been recognized at the non-controlling interest’s proportionate share of the acquiree’s net assets. On March 26, 2018 and May 1, 2018, the Company increased its ownership interest in CanniMed by 8.7% and 4.1%, respectively, and obtained 100% interest in CanniMed. The Company paid $106.2 million for the additional 12.8% interest comprised of $14.3 million in cash and 9,913,630 common shares with a fair value of $91.9 million. As a result, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership. The $83.8 million difference between the $22.4 million non-controlling interest and the $106.2 million fair value of consideration paid was recognized in equity attributable to Aurora. As of June 30, 2019, the Company held 100% ownership interest in CanniMed.

During the year ended June 30, 2019, management finalized the purchase price allocation of CanniMed based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As required by IFRS, the preliminary acquisition date values were retrospectively adjusted to reflect the changes effective as of the acquisition date, as follows:

	Provisional allocation as at June 30, 2018	Adjustments	Final adjusted balance
	$	$	$
Intangible assets	200,800	(55,900)	144,900
Deferred tax asset	11,663	33	11,696
Deferred tax liability	(58,083)	13,968	(44,115)
Non-controlling interest	(32,586)	10,205	(22,381)
Goodwill	680,381	31,694	712,075

On both a consolidated basis and stand-alone entity basis before the elimination of intercompany transactions, for the year ended June 30, 2018, CanniMed generated $6.7 million in revenues and accounted for $3.3 million in net and comprehensive loss since March 15, 2018. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $11.7 million in revenues and an increase of $37.6 million in net loss.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Asset Acquisitions

Completed during the year ended June 30, 2018	H2
$
Consideration paid
Cash paid	—
Common shares issued	15,283
Cash acquisition costs paid	636
Loan settlement	3,000
Contingent consideration	14,957
33,876

Net identifiable assets (liabilities) acquired
Cash	205
Accounts receivables	369
Property, plant and equipment	8,304
Intangible assets - Permits and licenses	27,165
36,043

Accounts payable and accruals	(2,167)
33,876

H2 Biopharma Inc. (“H2” or “Aurora Eau”)

On November 30, 2017, the Company acquired 100% of the net assets of H2 for a total consideration of $33.9 million comprised of 1,910,339 common shares with a fair value of $15.3 million of which 181,622 were placed in escrow, settlement of a $3.0 million loan receivable, $15.0 million of contingent consideration payable and $0.6 million of acquisition costs. Upon closing, the Company issued and deposited 2,878,934 common shares into escrow for the $15.0 million contingent consideration which was to be paid out over a five-year period upon achievement of future performance milestones related to the construction completion of the Aurora Eau facility and obtaining the relevant licenses to cultivate and sell cannabis. During the year ended June 30, 2019, all of these milestones were achieved and the Company released 2,099,257 common shares from escrow, with a further 119,869 shares that were released subsequent to June 30, 2019 relating to receipt of a tax compliance certificate pursuant to the terms of the acquisition agreement. The number of common shares paid was determined based on the VWAP of the Company’s shares for the last five trading days immediately prior to the Company confirming that the particular milestone has been achieved.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11     Non-Controlling Interests

Accounting Policy

Non-controlling interests (“NCI”) are recognized either at fair value or at the NCI’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interests held prior to obtaining control and the NCI in the acquiree, over the fair value of the identifiable net asset acquired, is recorded as goodwill.

The following table presents the summarized financial information for Hempco and Aurora Nordic, the Company’s subsidiaries which have NCI’s. This information represents amounts before intercompany eliminations.

June 30, 2019
$
Current assets	13,680
Non-current assets	48,256
Current liabilities	(8,968)
Non-current liabilities	(62,087)
Revenues for the year ended	2,290
Net loss for the year ended	(14,526)

The net change in non-controlling interests is as follows:

Total
$
Balance, June 30, 2018	4,562
Contribution from NCI	5,854
Change in ownership interest	1,081
Share of loss for the period	(7,087)
Balance, June 30, 2019	4,410

As of June 30, 2019, the Company held a 51% ownership interest in each of Hempco and Aurora Nordic, with $2.1 million and $2.3 million NCI balances, respectively.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12	Intangible Assets and Goodwill

Accounting Policy

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Customer relationships Health Canada licenses Other operating licenses Patents IP and Know-how ERP Software	2 - 8 years Useful life of the facility 8 - 18 years 10 years 5 - 10 years 5 years
The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of comprehensive (loss) income as incurred. Capitalized deferred development costs are internally generated intangible assets.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

Goodwill and indefinite life intangible assets are tested annually at June 30, 2019 for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is allocated to CGUs or groups of CGU’s for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill arose, which requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds it recoverable amount. The recoverable amounts of the CGUs’ assets have been determined based on a fair value less costs of disposal. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior period. Impairment losses on goodwill are not subsequently reversed.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2019			June 30, 2018
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships	86,278	(14,710)	71,568	11,555	(2,224)	9,331
Permits and licenses	227,916	(18,588)	209,328	97,414	(1,943)	95,471
Patents	1,895	(293)	1,602	2,221	(89)	2,132
Intellectual property and know-how	82,500	(12,386)	70,114	—	—	—
Software (1)	17,824	(1,172)	16,652	—	—	—
Indefinite life intangible assets:
Brand	148,399	—	148,399	70,854	—	70,854
Permits and licenses	170,703	—	170,703	22,544	—	22,544
Total intangible assets	735,515	(47,149)	688,366	204,588	(4,256)	200,332
Goodwill	3,172,550	—	3,172,550	760,744	—	760,744
Total	3,908,065	(47,149)	3,860,916	965,332	(4,256)	961,076

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	June 30, 2018	June 30, 2019
	Net book value (2)	Additions from acquisitions (2)	Other additions (4)	Amortization	Impairment	Foreign currency translation	Net book value
Definite life intangible assets:
Customer relationships	9,331	69,400	5,362	(12,486)	(39)	—	71,568
Permits and licenses	95,471	111,300	19,202	(16,645)	—	—	209,328
Patents	2,132	130	—	(204)	(456)	—	1,602
Intellectual property and know-how	—	82,500	—	(12,386)	—	—	70,114
Software (1)	—	—	17,824	(1,172)	—	—	16,652
Indefinite life intangible assets: (3)
Brand	70,854	78,200	—	—	(655)	—	148,399
Permits and licenses	22,544	153,702	—	—	(3,962)	(1,581)	170,703
Total intangible assets	200,332	495,232	42,388	(42,893)	(5,112)	(1,581)	688,366
Goodwill	760,744	2,416,940	—	—	(3,890)	(1,244)	3,172,550
Total	961,076	2,912,172	42,388	(42,893)	(9,002)	(2,825)	3,860,916

(1)
During the year ended June 30, 2019, capitalized ERP costs with a net book value of $2.1 million were reclassified in accordance with IAS 38 from computer software & equipment in property, plant and equipment assets (Note 9) to intangible assets.

(2)
In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to intangible assets have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 10). Related amortization amounts have also been adjusted to reflect the outcomes of the finalized business combination purchase price allocations.

(3)
Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

(4)
Included in the $42.4 million additions are $4.5 million and $5.4 million for the acquisition of an operating license and customer list, respectively purchased through the issuance of common shares (Note 15(b)(i)).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	June 30, 2017	June 30, 2018
	Net book value (1)	Additions from acquisitions (1)	Amortization	Net book value
Definite life intangible assets:
Customer relationships	4,250	7,305	(2,224)	9,331
Permits and licenses	4,293	93,121	(1,943)	95,471
Patents	—	2,221	(89)	2,132
Intellectual property and know-how	—	—	—	—
Indefinite life intangible assets: (2)
Brand	—	70,854	—	70,854
Permits and licenses	22,544	—	—	22,544
Total intangible assets	31,087	173,501	(4,256)	200,332
Goodwill	41,100	719,644	—	760,744
Total	72,187	893,145	(4,256)	961,076

(1)
In accordance with IFRS 3 - Business Combinations, acquisition date fair values assigned to intangible assets have been adjusted, within the applicable measurement period, where new information is obtained about facts and circumstances that existed at the acquisition date (Note 10). Related amortization amounts have also been adjusted to reflect the outcomes of the finalized business combination purchase price allocations.

(2)
Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

Effective April 1, 2019, in connection with the Company’s change in useful lives of certain of its production facilities, the Company changed the useful life over which amortization expense is recorded on its Health Canada licenses. The change in estimate has been applied prospectively and resulted in an $8.0 million decrease in amortization expense of intangible asset for the year ended June 30, 2019.

As at June 30, 2019, all of the $319.1 million indefinite life intangibles and the $3,172.6 million goodwill balance were allocated to the cannabis operating segment.

The Company assesses whether there are events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying values and, therefore, require goodwill to be tested for impairment at the end of each period. As at March 31, 2019, the Company recognized a $3.9 million goodwill impairment charge and a $1.1 million intangible asset impairment charge related to certain assets that support the indoor home cultivation CGU. Given that revenues associated with the production and sale of such cultivation systems have not been growing at the expected pace, the carrying value of the assets which support the business is not likely to be recoverable from future related cash flows. As a result, management has recognized the impairment charges described above. As at March 31, 2019, the Company also recognized an intangible asset impairment charge of $4.0 million pertaining to certain permits and licenses held within the cannabis operating segment, due to the decline in the estimated recoverable amount of the asset from future related cash flows.

As at June 30, 2019, the Company performed its annual impairment test on the remaining indefinite life intangible assets and goodwill cannabis operating segment for impairment using the value-in-use method. The key assumptions used in the calculation of the recoverable amount relate to the future cash flows and growth projections, future weighted average cost of capital and, terminal growth rate. These key assumptions were based on historical data from internal sources as well as industry and market trends. The Company estimated the recoverable amount of goodwill and indefinite life intangible assets based on discounted cash flows (three or five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. The Company adjusted discount rates for each group of CGUs for the risks associated with achieving its forecast. Post-tax discount rates ranged between 13.5% and 28.4% and perpetual growth rates used ranged from 1.9% to 3.0%.

Given that the recoverable amount was higher than the carrying value at June 30, 2019, no additional impairment was recognized. Management has reviewed the valuation of Aurora’s CGUs for reasonableness relative to the Company’s current market value. The Company believes that any reasonably possible change in the key assumptions would not cause the recoverable amount to decrease below the carrying value.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13	Convertible Debentures

Accounting Policy

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss. The residual amount is recognized as a financial liability and subsequently measured at amortized cost. The determination of the fair value is also an area of significant judgment given that it is subject to various inputs, assumptions and estimates including: contractual future cash flows, discount rates, credit spreads and volatility.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

	Nov 2016 (i)	May 2017 (ii)	Nov 2017 (iii)	Mar 2018 (iv)	Jan 2019 (v)	Total
	$	$	$	$	$	$
Balance, June 30, 2017	3,369	60,167	—	—	—	63,536
Issued	—	—	115,000	230,000	—	345,000
Conversion option portion	—	—	(39,408)	(39,530)	—	(78,938)
Conversion of debt	(3,688)	(63,102)	(73,082)	(195)	—	(140,067)
Interest paid	(148)	(2,131)	(1,025)	(3,604)	—	(6,908)
Financing fees	—	—	(2,680)	(6,455)	—	(9,135)
Accretion	218	2,768	809	6,845	—	10,640
Accrued interest	249	2,298	1,023	3,830	—	7,400
Balance, June 30, 2018	—	—	637	190,891	—	191,528
Issued	—	—	—	—	460,610	460,610
Conversion option portion	—	—	—	—	(169,228)	(169,228)
Financing fees	—	—	—	—	(14,965)	(14,965)
Conversion of debt	—	—	(640)	(378)	—	(1,018)
Interest paid	—	—	(69)	(11,466)	—	(11,535)
Accretion	—	—	34	21,574	10,046	31,654
Accrued interest	—	—	38	11,473	10,886	22,397
Unrealized gain on foreign exchange	—	—	—	—	(5,862)	(5,862)
Balance, June 30, 2019	—	—	—	212,094	291,487	503,581
Current portion	—	—	—	(212,094)	(23,815)	(235,909)
Long-term portion	—	—	—	—	267,672	267,672

(i)
Represents $25.0 million principal amount of convertible debentures that were unsecured, bore interest at 8% per annum and matured on November 1, 2018. The principal amount of the debentures was convertible by the holder into common shares of the Company at $2.00 per share subject to a forced conversion if the Volume Weighted Average Price (“VWAP”) of the Company’s common shares equaled or exceeded $3.00 per share for 10 consecutive trading days. The convertible debenture was fully converted during the year ended June 30, 2018.

(ii)
Represents $75.0 million principal amount of convertible debentures that were unsecured, bore interest at 7% per annum and matured on May 2, 2019. The principal amount of the debentures was convertible by the holder into common shares of the Company at $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $4.94 per share for 10 consecutive trading days. The convertible debenture was fully converted during the year ended June 30, 2018.

(iii)
Represents $115.0 million principal amount of convertible debentures that are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible by the holder into common shares of the Company at $6.50 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed $9.00 per share for 10 consecutive trading days.

During the year ended June 30, 2019, the Company issued 298,149 shares on the conversion of the remaining $1.9 million principal amount of debentures (June 30, 2018 - 17,394,146 shares on the conversion of $113.1 million principal amount).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(iv)
On March 9, 2018, the Company completed a private placement of $230.0 million 2-year unsecured convertible debentures. The debentures bear interest at 5% per annum, payable semi-annually. The debentures are convertible by the holder into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed $17.00 per share for 10 consecutive trading days, which has not occurred as of June 30, 2019.

During the year ended June 30, 2019, the Company issued 33,179 common shares on partial conversion of $0.4 million principal amount of the debentures (June 30, 2018 - 18,542 shares on the conversion of $0.2 million principal amount).

(v)
On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”), which includes a $60.1 million (US$45.0 million) over-allotment by the initial purchasers. The Senior Notes were issued at par value. The Company incurred $15.0 million in transaction fees associated with these Senior Notes. Holders may convert all or any portion of the Senior Notes at any time.

The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share.

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company’s option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the NYSE for at least 20 trading days, during any 30 consecutive trading day period ending immediately preceding the date on which the notice of redemption is given, is not less than 130% of the conversion price then in effect, which currently equates to $9.40 per share.

On and after February 28, 2024, the Company has the option, upon not more than 60 nor less than 30 days prior notice, to satisfy its obligations to pay on redemption or maturity, the principal amount of the Senior Notes, in whole or in part, in cash or by delivering freely tradable shares. Any accrued and unpaid interest will be paid in cash. Where redemption is executed through the issuance of shares, payment will be satisfied by delivering for each $1,000 due, that number of freely tradable shares obtained by dividing $1,000 by the VWAP of the shares on the NYSE for the 20 consecutive trading days ending ten trading days prior to the date fixed for redemption or maturity.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value of $169.2 million. Subsequent changes in fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

The debt host has been recognized at its amortized cost of $276.4 million, which represents the remaining fair value allocated from total net proceeds received of $445.6 million (US $334.7 million) after $169.2 million (US $126.8 million) was allocated to the equity conversion option. Management elected to capitalize transaction costs, which are directly attributable to the issuance of the Senior Notes. These transaction costs total $15.0 million and have been netted against the principal amount of the debt.

As of June 30, 2019, the conversion option had a fair value of $177.4 million and the Company recognized a $8.2 million unrealized gain on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$7.82 (inception - US$6.19), volatility of 60% (inception - 60%), implied credit spread of 897 bps (inception - 1,375 bps), and assumed stock borrow rate of 15% (inception - 10%). As of June 30, 2019, the Company has accrued interest of $10.9 million on these Senior Notes.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14	Loans and Borrowings

Accounting Policy

Loans and borrowings are classified as other financial liabilities and are measured at fair value at initial recognition and subsequently at amortized cost. Transactions costs are deferred and amortized over the term of the liability.

Assets held under finance leases are initially recognized at the commencement of the lease as assets at the lower of the fair value of the leased property and the present value of the minimum lease payments (Note 10). The corresponding liability to the lessor is included on the statement of financial position under loans and borrowings.

The changes in the carrying value of current and non-current loans and borrowings are as follows:

	Note	June 30, 2019	June 30, 2018
		$	$
Opening balance		11,683	351
Additions		150,985	—
Deferred financing fee		(3,744)	—
Assumed on acquisition	10	6,301	11,825
Gain on debt modification		(1,886)	—
Accretion		5,760	—
Interest payments		(6,479)	—
Principal repayments		(21,376)	(493)
Ending balance		141,244	11,683

As at June 30, 2019, the Company had the following loans and borrowings:

	Note	June 30, 2019	June 30, 2018
		$	$
Term loans	14(a)	139,900	9,971
Debentures		18	1,264
Finance leases		1,326	448
Total loans and borrowings		141,244	11,683
Current portion		(13,758)	(2,451)
Long-term		127,486	9,232

(a)	Term loans

The following is a breakdown of the term loans outstanding:

	June 30, 2019	June 30, 2018
	$	$
Capital loan (interest rate of Bank Prime Rate plus 1.75%) (1)	—	7,800
Capital loan, payable in blended monthly installments of $60 (5.20%, based on Bank’s Prime Rate plus 1.75% per annum) (1)	—	2,171
Term loan, due August 30, 2021 (5.22%, based on Banker’s acceptance rate and stamping fees)	139,900	—
Total term loans	139,900	9,971
Current portion	(13,398)	(1,111)
Long-term portion	126,502	8,860

(1)
The capital term loans were acquired through the CanniMed acquisition (Note 10) and were secured by a general security agreement covering all of CanniMed’s assets. During the year ended June 30, 2019, the Company repaid the full balance of these term loans.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (the “Credit Facility”). Under the Credit Facility, we have access to an aggregate of $200.0 million in funds that are available as follows:

(i)	a $50.0 million revolving credit facility (“Facility A”) and

(ii)	a $150.0 million non-revolving facility (“Facility B”).

Facility A and Facility B accrue interest and standby fees at variable rates based on the Company’s borrowing elections and certain financial metrics. The Credit Facility matures on August 29, 2021 and is subject to scheduled repayment terms. Under the terms of the Credit Agreement, the Company is also subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Facility is secured by a first priority lien on substantially all of the Company’s personal and real property and assets.

As at June 30, 2019, the Company has a $1.6 million letter of credit outstanding under Facility A and $146.2 million is outstanding under Facility B. In accordance with IFRS 9, the amounts outstanding under the Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the Credit Facility, the Company can elect, at its sole discretion, to receive advances under Facility B through certain availment options, which includes bankers’ acceptances with maturity dates between 28 and 182 days. Aurora, therefore, has the choice to continuously roll over the bankers’ acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before August 29, 2021.  During the period ended December 31, 2018, Aurora converted its outstanding principal amount under Facility B to bankers’ acceptances, which reduced the effective interest rate from 5.9% as at September 30, 2018 to 5.37% as at December 31, 2018. During the year ended June 30, 2019, the Company continued to roll over the facility on a monthly basis through bankers’ acceptances with an average interest rate of 5.22%. In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized a $1.9 million gain in the consolidated statement of comprehensive loss for the year ended June 30, 2019, with a corresponding adjustment to the carrying value of Facility B. The gain was determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

The latest Credit Facility amendment on June 28, 2019 requires the Company to have a minimum cash ratio of not less than 1.25:1 and a total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1prior to September 30, 2020. Effective September 30, 2020, the Company must have a minimum fixed charge ratio of not less than 1.25,:1 and a total funded debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) ratio not to exceed 4.00:1. As of June 30, 2019, the Company was in compliance with all covenants under the Credit Facility and term loans.

Subsequent to June 30, 2019, the Company elected to amend and upsize the Credit Facility (Note 28).

Note 15	Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of the Company these holders are entitled to receive, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00.
Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2019, no Class “A” Shares were issued and outstanding.

(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00.
Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time, before such issue, the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company. As at June 30, 2019, no Class “B” Shares were issued and outstanding.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Issued and outstanding

At June 30, 2019, 1,017,438,744 common shares (June 30, 2018 – 568,113,131) were issued and fully paid.

(i)	Shares for business combinations, asset acquisitions and strategic investments

The Company issued the following shares for business combinations, asset acquisitions and investment in associates:

	Note	Number of shares issued	Share capital
		#	$
Year ended June 30, 2019
Acquisition of MedReleaf	10(a)(i)	370,120,238	2,568,634
Acquisition of Anandia	10(a)(ii)	12,716,482	78,588
Acquisition of Agropro and Borela	10(a)(iii)	440,858	3,641
Acquisition of ICC Labs	10(a)(iv)	31,904,668	255,237
Acquisition of Whistler	10(a)(v)	13,667,933	132,852
Acquisition of immaterial acquisitions	10(a)(vi)	268,508	2,101
Acquisition of intangible asset	12	1,366,371	9,841
Investment in EnWave	4(m)	840,576	10,000
		431,325,634	3,060,894

Year ended June 30, 2018
Acquisition of BCNL and UCI		89,107	248
Acquisition of CanniMed		72,746,846	798,784
Acquisition of H2		4,789,273	15,283
Investment in Capcium		1,144,481	10,770
		78,769,707	825,085

(ii)	Shares for equity financing

During the year ended June 30, 2018, the Company completed a private placement and issued 25,000,000 units at $3.00 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $4.00 per share for a period of three years. An aggregate of 1,333,980 compensation warrants were issued to the underwriters. The compensation warrants are exercisable into one common share at an exercise price of $3.00 per share and expire on November 2, 2020. The fair value of the compensation warrants at the date of grant was estimated at $1.71 per warrant based on the following weighted average assumptions: Stock price volatility - 85.49%; Risk-free interest rate - 1.40%; Dividend yield - 0.00%; and Expected life - 3 years.

During the year ended June 30, 2018, the Company recorded share-based payments of $2.3 million for 1,333,980 compensation warrants with a fair value of $1.71 per compensation warrant issued related to the private placement financing. The 25,000,000 warrants attached to the financing units had a fair value of $1.52 per unit warrant and was determined using the Binomial Tree model with the following assumptions: risk-free interest rate of 1.88%; dividend yield of 0%; stock price volatility of 85.49%; and an expected life of 3 years.

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2017	22,987,750	2.32
Issued	27,355,709	3.91
Exercised	(43,200,881)	3.08
Balance, June 30, 2018	7,142,578	3.81
Issued	18,895,520	9.23
Exercised	(2,252,224)	5.30
Balance, June 30, 2019	23,785,874	7.98

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the warrants that remain outstanding as at June 30, 2019:

Exercise Price ($)	Expiry Date	Warrants (#)
3.00 - 6.94	November 22, 2019 to November 2, 2020	7,884,406
9.37 - 9.65	January 31, 2020 - August 9, 2023	15,901,468
		23,785,874

(d)	Compensation Options

Each compensation option entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options outstanding is as follows:

	Note	Compensation options	Weighted average exercise price
		#	$
Balance, June 30, 2017		1,865,249	2.25
Exercised		(1,865,249)	2.25
Balance, June 30, 2018		—	—
Issued	10(a)(iv)	3,609	4.63
Exercised		(3,609)	4.63
Balance, June 30, 2019		—	—

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16	Share-Based Compensation

Accounting Policy

Stock Options

Stock options issued to employees are measured at fair value at the grant date and are recognized as an expense over the relevant vesting periods with a corresponding credit to share reserves.

Stock options issued to non-employees are measured at the fair value of goods or services received or the fair value of equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. The fair value of non-employee stock options is recorded as an expense at the date the goods or services are received with a corresponding credit to share reserves.

Depending on the complexity of the stock option terms, the fair value of options is calculated using either the Black-Scholes option pricing model or the Binomial model. When determining the fair value of stock options, management is required to make certain assumptions and estimates related to expected lives, volatility, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date.

The number of options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. Amounts recorded for forfeited or expired unexercised options are transferred to deficit in the year of forfeiture or expiry.

Upon the exercise of stock options, proceeds received from stock option holders are recorded as an increase to share capital and the related share reserve is transferred to share capital.

Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Upon the release of RSUs and DSUs, the related share reserve is transferred to share capital.

Under IFRS, the Company’s DSUs are classified as equity-settled share-based payment transactions as they are settled in either cash or common shares at the sole discretion of Aurora. As such, the DSUs are measured in the same manner as RSUs.

The amount recognized for services received as consideration for the RSUs and DSUs granted is based on the number of equity instruments that eventually vest. Amounts recorded for forfeited RSUs and DSUs are transferred to deficit in the year of forfeiture or expiry.

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” stock option plan and a Restricted Share Unit Plan. Additionally, on October 5, 2018, the Board adopted a Directors Deferred Share Unit Plan (applicable to independent directors only). The Board of Directors may from time to time, in its discretion, and in accordance with the Toronto Stock Exchange requirements, grant to directors, officers, employees and consultants, non-transferable stock options, RSUs and DSUs. The maximum number of common shares issuable pursuant to all equity based compensation arrangements shall, at any time, not exceed 10% of the issued and outstanding common shares of the Company.

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2017	15,233,566	1.84
Granted	18,530,000	7.16
Exercised (1)	(4,809,443)	1.91
Forfeited	(798,004)	2.66
Balance, June 30, 2018	28,156,119	5.36
Granted	58,775,913	8.12
Exercised (1)	(14,426,904)	3.22
Forfeited	(4,184,365)	8.41
Balance, June 30, 2019	68,320,763	7.99

(1)	The weighted average share price during the year ended June 30, 2019 was $10.05 (year ended June 30, 2018 - $9.05).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the stock options that remain outstanding as at June 30, 2019:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
0.30 - 6.99	May 23, 2020 - Jan 9, 2024	3.07	19,071,487	10,431,926
7.00 - 9.99	Dec 7, 2022 - Jun 26, 2024	4.13	18,153,896	2,007,409
10.00 - 10.99	Jan 15, 2023 - Mar 13, 2026	6.32	23,657,213	3,198,131
11.00 - 13.63	Jan 2, 2023 - May 28, 2024	4.34	7,438,167	1,158,740
		4.62	68,320,763	16,796,206
During the year ended June 30, 2019, the Company recorded aggregate share-based compensation expense of $86.7 million (June 30, 2018 - $34.1 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive (loss) income.

Included in share-based compensation expense for the year ended June 30, 2019 is $16.7 million related to 19,961,754 stock options granted to the Company’s strategic advisor, Nelson Peltz. These stock options are exercisable at $10.34 per share over seven years and vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor’s services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Year ended June 30, 2019	Year ended June 30, 2018
Risk-Free Annual Interest Rate (1)	1.81%	1.73%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility (2)	81.37%	81.02%
Expected Life of Options (Years) (3)	2.96	2.97
Forfeiture Rate	4.17%	4.59%

(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

(2)	Volatility was estimated by using the average historical volatility of the Company.

(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the year ended June 30, 2019 was $$5.28 (June 30, 2018 - $4.11) per option.

(b)	RSUs and DSUs

Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that vest over a period of up to three years from the date of grant. Each RSU gives the participant the right to receive one common share of the Company. The Company has reserved 10,000,000 common shares for issuance under this plan.

Under the terms of the DSU plan, non-employee directors of the Company may be granted DSUs. Each participant is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of the participant’s retirement or cessation of employment. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) common shares issued from treasury; (iii) common shares purchased in the open market; or (iv) any combination of the foregoing. The number of DSUs outstanding pursuant to the plan shall not exceed 1,000,000 common shares.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price
	#	$
Balance, June 30, 2017	—	—
Issued	2,277,128	3.26
Vested	(127,128)	6.75
Balance, June 30, 2018	2,150,000	3.29
Issued	742,527	8.02
Vested and exercised	(742,188)	3.34
Forfeited	(120,002)	4.17
Balance, June 30, 2019	2,030,337	4.94

(1)	As of June 30, 2019, there were 2,001,337 RSUs and 29,000 DSUs outstanding (June 30, 2018 - 2,150,000 RSUs and no DSUs).

During the year ended June 30, 2019, the Company recorded share-based compensation of $5.3 million (year ended June 30, 2018 - $3.4 million) for RSUs and DSUs (year ended June 30, 2018 – 2,277,128 RSUs) granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive (loss) income.

The weighted average fair value of RSUs and DSUs granted in the year ended June 30, 2019 was $8.02 (year ended June 30, 2018 - $3.29).

The following table summarizes the RSUs and DSUs that remain outstanding as at June 30, 2019:

Weighted Average Issue Price ($)	Expiry Date	RSUs and DSUs Outstanding (#)	RSUs and DSUs Vested (#)
2.76	September 29, 2020	1,233,336	333,331
7.39 - 8.54	August 3, 2021 - September 17, 2021	482,333	12,000
9.03 - 10.32	July 12, 2021 - January 15, 2023	314,668	1,250
		2,030,337	346,581

Note 17	(Loss) Earnings Per Share

Accounting Policy

The Company calculates basic (loss) earnings per share by dividing net (loss) income by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per share is determined by adjusting profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise convertible debentures, RSU, DSU, warrants and share options issued.

The following is a reconciliation of basic and diluted (loss) earnings per share:

Basic (loss) earnings per share

	Year ended June 30, 2019	Year ended June 30, 2018
Net (loss) income attributable to Aurora shareholders	$(290,837)	$71,936
Weighted average number of common shares outstanding	1,015,750,485	459,782,532
Basic (loss) earnings per share	$(0.29)	$0.16

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Diluted (loss) earnings per share

	Year ended June 30, 2019	Year ended June 30, 2018
Net (loss) income attributable to Aurora shareholders	$(290,837)	$71,936
Dilutive effect on income	—	—
Adjusted net (loss) income attributable to Aurora shareholders	$(290,837)	$71,936

Weighted average number of common shares outstanding - basic	1,015,750,485	459,782,532
Dilutive effect of options outstanding	—	7,121,278
Dilutive effect of warrants outstanding	—	3,211,970
Dilutive effect of RSU and DSUs	—	1,202,699
Dilutive effect of convertible debentures outstanding	—	18,232
Weighted average number of common shares outstanding - diluted	1,015,750,485	471,336,711
Diluted (loss) earnings per share	$(0.29)	$0.15

See Note 28 for share issuances and potential share issuances subsequent to June 30, 2019 that may be dilutive and impact the number of shares outstanding and the calculation of basic and dilutive (loss) earnings per share.

Note 18	Other Income, Net

	Note	June 30, 2019	June 30, 2018
		$	$
Share of loss from investment in associates	6	(9,573)	(2,242)
Gain on deemed disposal of significant influence investment	4(g)	144,368	—
Unrealized gain on marketable securities	5(a)	—	20,083
Unrealized gain (loss) on derivative investments	5(b)	(16,199)	173,387
Unrealized loss on derivative liability	13(v)	(8,167)	—
Unrealized loss on changes in contingent consideration fair value	25	(3,263)	(7,844)
Gain on debt modification	14(a)	1,886	—
Gain on loss of control of subsidiary	4(k)	412	—
Total other income, net		109,464	183,384

Note 19	Supplemental Cash Flow Information

The components of cash and cash equivalents are as follows:

	June 30, 2019	June 30, 2018
	$	$
Cash and cash equivalents	172,727	76,785
Restricted cash (1)	46,066	13,398
	218,793	90,183

(1)
Pursuant to the terms of the Credit Agreement (Note 14(a)), Aurora is required to reserve cash equal to two years of principal and interest payments. As at June 30, 2019, the Company had $46.1 million of cash reserved for such purposes. As at June 30, 2018, the Company held $13.4 million restricted cash in a legal trust relating to an investment in a private company.

The changes in non-cash working capital are as follows:

	June 30, 2019	June 30, 2018
	$	$
Sales tax recoverable	(12,497)	(6,470)
Accounts receivable	(57,161)	(5,887)
Biological assets	(40,486)	1,447
Inventory	(9,798)	(10,437)
Prepaid and other current assets	(11,039)	(8,236)
Accounts payable and accrued liabilities	103,146	3,105
Income taxes payable	(8,529)	1,659
Deferred revenue	(1,588)	(573)
Changes in operating assets and liabilities	(37,952)	(25,392)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Additional supplementary cash flow information are as follows:

	June 30, 2019	June 30, 2018
	$	$
Property, plant and equipment in accounts payable	41,646	16,924
Capitalized borrowing costs	25,244	5,710
Interest paid	18,055	7,066
Interest received	4,970	2,295

Note 20	Income Taxes

Accounting Policy

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive (loss) income or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, changes in estimates related to repatriation of undistributed earnings of foreign subsidiaries, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The net tax provision differs from that expected by applying the combined federal and provincial tax rates of 27.0% (June 30, 2018 - 26.5%) to income (loss) before income tax for the following reasons:

	2019	2018
	$	$
Income (loss) before tax	(328,231)	77,327
Combined federal and provincial rate	27.0%	26.5%
Expected tax recovery	(88,622)	20,492
Change in estimates from prior year	1,934	(244)
Non-deductible expenses	34,563	13,557
Non-deducible portion of capital gains	(13,350)	(623)
Permanent portion of rate difference on capital items	2,006	(23,751)
Difference in statutory tax rate	(729)	(126)
Effect of change in tax rates	3,845	488
Changes in deferred tax benefits not recognized	30,046	(1,693)
Income tax expense (recovery)	(30,307)	8,100

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting purposes and their tax values. Movements in deferred tax assets (liabilities) at June 30, 2019 and 2018 are comprised of the following:

	As of June 30, 2018	Deferred tax assets (liabilities) assumed from acquisition	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	As of June 30, 2019
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	30,186	10,552	3,565	—	—	44,303
Finance costs	7,888	4,710	(1,053)	—	—	11,545
Investment tax credit	593	—	135	—	—	728
Property, plant and equipment	—	7,835	5,866	—	—	13,701
Derivatives	—	—	37,462	—	—	37,462
Others	658	90	8,731	(4)	—	9,475
Total deferred tax assets	39,325	23,187	54,706	(4)	—	117,214

Deferred tax liabilities
Convertible debenture	(10,905)	—	(36,597)	—	413	(47,089)
Marketable securities	(3,799)	—	(20,145)	17,803	—	(6,141)
Investment in associates	(10,313)	—	5,384	520	—	(4,409)
Derivatives	(15,529)	—	15,529	—	—	—
Intangible assets	(44,433)	(93,201)	8,072	—	—	(129,562)
Property, plant and equipment	(1,737)	—	1,737	—	—	—
Inventory	(4,973)	(8,456)	1,818	—	—	(11,611)
Biological assets	(3,041)	—	(7,247)	—	—	(10,288)
Total deferred tax liabilities	(94,730)	(101,657)	(31,449)	18,323	413	(209,100)

Net deferred tax liabilities	(55,405)	(78,470)	23,257	18,319	413	(91,886)

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	As of June 30, 2017	Deferred tax assets (liabilities) assumed from acquisition	Recovered through (charged to) earnings	Recovered through (charged to) other comprehensive income	Recovered through (charged to) equity	As of June 30, 2018
	$	$	$	$	$	$
Deferred tax assets
Non-capital losses	5,984	10,207	13,995	—	—	30,186
Finance costs	3,520	1,076	759	—	2,533	7,888
Investment tax credit	75	381	137	—	—	593
Others	—	—	658	—	—	658
Total deferred tax assets	9,579	11,664	15,549	—	2,533	39,325

Deferred tax liabilities
Convertible debenture	(4,171)	—	348	—	(7,082)	(10,905)
Marketable securities	97	—	(3,841)	(55)	—	(3,799)
Investment in associates	(885)	(18)	(3,540)	—	(5,870)	(10,313)
Derivatives	44	—	(15,573)	—	—	(15,529)
Intangible assets	(7,743)	(36,360)	(330)	—	—	(44,433)
Property, plant and equipment	(97)	(4,637)	2,997	—	—	(1,737)
Inventory	(1,672)	(2,877)	(424)	—	—	(4,973)
Biological assets	(1,089)	(324)	(1,628)	—	—	(3,041)
Total deferred tax liabilities	(15,516)	(44,216)	(21,991)	(55)	(12,952)	(94,730)

Net deferred tax liabilities	(5,937)	(32,552)	(6,442)	(55)	(10,419)	(55,405)

Deferred tax assets have not been recognized with respect to the following deductible temporary differences:

	2019	2018
	$	$
Non-capital losses carried forward	85,484	8,563
Investment in associates	87,704	—
	173,188	8,563

The Company has income tax loss carryforwards of approximately $261.4 million (June 30, 2018 - $122.4 million) which are predominately from Canada and if unused, will expire between 2031 to 2039.

Note 21    Related Party Transactions

Accounting Policy

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties.

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Years ended June 30,
	2019	2018
	$	$
Management compensation (1)	7,446	5,284
Directors’ fees (2)	349	210
Share-based compensation (3)	20,132	14,608
	27,927	20,102

(1)	As of June 30, 2019, $2.6 million is payable or accrued for key management compensation (June 30, 2018 - $1.1 million).

(2)	Includes meeting fees and committee chair fees.

(3)	Share-based compensation represent the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (Note 16).

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a summary of the significant transactions with related parties:

	Years ended June 30,		Balance receivable (payable) at June 30,
	2019	2018	2019	2018
	$	$	$	$
Consulting fees (1)	6,696	5,364	—	(24)
Marketing fees (2)	3,784	2,210	—	(1,976)
Accounts receivable from associates	—	—	—	1,554
Loan receivable from a joint arrangement (3)	—	—	—	3,444
	10,480	7,574	—	2,998

(1)	Operational and administrative service fees paid or accrued to a company having a former director in common with the Company, pursuant to an agreement with CanvasRx

(2)	Marketing fees paid to a company partially owned by a former officer of the Company

(3)	Business transactions carried out with associates and joint arrangements

Note 22	Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself against all legal claims. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the parties are currently scheduling court dates. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $22.0 million (€14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim. The Company is currently awaiting the Plaintiff’s reply to our Statement of Defense which was filed in December 2018. The parties are currently engaged in the document discovery process. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized.

In connection with the acquisition of MedReleaf (Note 10(a)(i)), the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant is seeking performance under the terms of his employment agreement related to a certain severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation, which represents management’s best estimate of the costs required to settle the matter.

(b)	Commitments

(i)
The Company has various lease commitments related to various office space, facilities and warehouses expiring between August 2019 and June 2033. The Company has certain operating leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

For the year ended June 30, 2019, operating lease expenses were $11.3 million (2018 - $2.6 million).

(ii)
The Company has entered into licensing agreements which provide the Company with the exclusive rights to use certain technology used in the manufacturing of cannabis products and to sell branded products in exchange for upfront payments in cash, and future royalties from the sale of these products. In certain cases, the contracts also provide for annual minimum royalty payments.

(iii)
In connection with the acquisition of MedReleaf (Note 10(a)(i)), the Company has an obligation to purchase additional intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent on the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Future commitments including minimum royalty payments due in the next five years are as follows:

$
2020	261,006
2021	28,931
2022	29,565
2023	30,163
2024	30,804
Thereafter	99,683
480,152

Note 23    Revenue

Accounting Policy

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For bill-and-hold arrangements, revenue is recognized before delivery but only upon transfer of control of the good to the customer. Control is transferred to the customer when the substance of the bill-and-hold arrangement is substantive, the Company cannot sell the goods to another customer, the goods can be identified separately and are ready for physical transfer to the customer.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for patient counselling is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation. Payment of the transaction price for design, engineering and construction consulting services are typically due upon completion of the performance-related milestone.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company derives revenue from the transfer of goods and services over time and at a point-in-time from the following revenue streams:

Year Ended June 30, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	268,592	—	268,592
Revenue from provision of services	—	9,992	9,992
Other
Revenue from sale of goods	2,513	—	2,513
Gross Revenue	271,105	9,992	281,097

Year Ended June 30, 2018	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	44,550	—	44,550
Revenue from provision of services	—	8,221	8,221
Other
Revenue from sale of goods	2,425	—	2,425
Gross Revenue	46,975	8,221	55,196

Note 24	Segmented Information

Accounting Policy

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments plus corporate. The two reportable segments are (i) Cannabis; and (ii) Horizontally Integrated Businesses. The Company primarily operates in the Cannabis segment which includes support services such as patient counselling services, analytical testing services, and design, engineering and construction consulting services.

Operating Segments	Cannabis	Horizontally Integrated Businesses	Corporate	Total
	$	$	$	$
Year ended June 30, 2019
Gross Revenue	278,584	2,513	—	281,097
Gross profit (loss)	162,910	(1,556)	(1,539)	159,815
Net loss	(164,298)	(8,567)	(125,059)	(297,924)

Year ended June 30, 2018
Gross Revenue	52,772	2,424	—	55,196
Gross profit	43,120	399	—	43,519
Net (loss) income	(8,842)	(20)	78,089	69,227

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	European Union	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
As at June 30, 2019	4,442,849	82,922	226,483	4,752,254
As at June 30, 2018	1,509,645	32,225	—	1,541,870

Year ended June 30, 2019
Gross Revenue	265,840	11,789	3,468	281,097
Gross profit (loss)	152,945	8,268	(1,398)	159,815

Year ended June 30, 2018
Gross Revenue	48,152	4,599	2,445	55,196
Gross profit	39,654	3,459	406	43,519

During the year ended June 30, 2019, the Company had 4 customers that each represented more than 10% of the Company’s gross revenue.

Note 25	Fair Value of Financial Instruments

Accounting Policy

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The carrying values of the financial instruments at June 30, 2019 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	172,727	—	—	172,727
Restricted cash	46,066	—	—	46,066
Accounts receivable excluding taxes receivable	85,232	—	—	85,232
Marketable securities	—	—	143,248	143,248
Derivatives	—	86,409	—	86,409
Financial Liabilities
Accounts payable and accrued liabilities	152,884	—	—	152,884
Convertible debentures (1)	503,581	—	—	503,581
Contingent consideration payable	—	28,137	—	28,137
Loans and borrowings	141,244	—	—	141,244
Derivative liability	—	177,395	—	177,395

(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at June 30, 2019
Marketable securities	142,248	—	1,000	143,248
Derivative assets	—	64,001	22,408	86,409
Contingent consideration payable	—	—	28,137	28,137
Derivative liability	—	177,395	—	177,395

As at June 30, 2018
Marketable securities	59,188	—	—	59,188
Derivative assets	—	120,102	4,840	124,942
Contingent consideration payable	—	—	21,333	21,333

There have been no transfers between fair value categories during the years presented.

The following is a continuity schedule of contingent consideration payable:

	BCNL UCI	CanvasRx	H2	Whistler	Immaterial transactions	Total
Balance, June 30, 2017	—	13,221	—	—	—	13,221
Additions	1,119	—	14,957	—	—	16,076
Unrealized loss from changes in fair value	123	6,703	1,018	—	—	7,844
Payments	—	(14,040)	(1,768)	—	—	(15,808)
Balance, June 30, 2018	1,242	5,884	14,207	—	—	21,333
Additions	—	—	—	24,395	383	24,778
Unrealized loss from changes in fair value	458	261	2,060	376	108	3,263
Payments	(1,700)	(4,160)	(15,036)	—	(341)	(21,237)
Balance, June 30, 2019	—	1,985	1,231	24,771	150	28,137

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At June 30, 2019, the probability of achieving all milestones was estimated to be 100% and the discount rates were estimated to range between 4.86% and 22.76%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $2.8 million (June 30, 2018 - $2.0 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.3 million (June 30, 2018 - $0.4 million). If the expected timing

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

of achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.4 million (June 30, 2018 - $0.9 million).

Note 26	Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, and accounts receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2019, $25.1 million of accounts receivable are from non-government wholesale customers. As of June 30, 2019, the Company recognized a $3.1 million provision for expected credit losses.

As at June 30, 2019, the Company’s aging of receivables was as follows:

	June 30, 2019	June 30, 2018
	$	$
0 – 60 days	59,725	13,569
61 – 120 days	43,768	1,527
	103,493	15,096

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2019	June 30, 2018
	$	$
Trade payables	38,671	39,069
Accrued liabilities	79,933	5,967
Payroll liabilities	17,727	2,628
Excise tax payable	10,040	—
Other payables (receivables)	6,513	(208)
	152,884	47,456

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. On August 29, 2018, the Company secured a $200.0 million Credit Facility with BMO, of which a $1.6 million letter of credit is outstanding under Facility A and $146.2 million was outstanding under Facility B as of June 30, 2019 (Note 14(a)). Subsequent to June 30, 2019, the Company elected to amend and upsize the Credit Facility (Note 28). On April 2, 2019, the Company filed a base shelf prospectus (the “Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (“the SEC”). The Shelf Prospectus and Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively, which allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Should the Company decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed an “At-The-Market” supplement (“ATM”) which provides for securities to be sold by registered dealers on behalf of Aurora through the stock exchanges at prevailing market prices at the time of sale.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In addition to the commitments outlined in Note 22, the Company has the following gross contractual obligations as at June 30, 2019, which are expected to be payable in the following respective periods:

	Total	<1 year	1 - 3 years	3 - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	152,884	152,884	—	—	—
Convertible notes and interest (1)	815,421	264,589	49,665	501,167	—
Loans and borrowings (2)	161,160	23,559	137,284	317	—
Contingent consideration payable	60,769	53,512	7,257	—	—
	1,190,234	494,544	194,206	501,484	—

(1)	Assumes the principal balance of the notes outstanding at June 30, 2019 remains unconverted and includes the estimated interest payable until the maturity date.

(2)	Includes interest payable until maturity date.

(c)	Market risk

Market risk is the risk that changes in the market related factors, such as foreign exchange rates and interest rates, will affect the Company’s (loss) income or the fair value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, certain of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are, therefore, subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, Danish Krone, Australian and U.S. dollars. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros; investments denominated in Australian and U.S. dollars and C$460.6 million of Senior Notes which are denominated in U.S. dollars. Assets and liabilities are translated based on the Company’s foreign currency translation policy.

The Company has determined that as at June 30, 2019, the effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollars and U.S. dollars against the Canadian dollar on financial assets and liabilities would result in an increase or decrease of approximately $48.9 million (June 30, 2018 - $0.1 million) to net profit (loss) and $20.5 million to comprehensive (loss) income(June 30, 2018 - $0.9 million) for the year ended June 30, 2019.

At June 30, 2019, the Company has not entered into any hedging agreements to mitigate currency risks, respect to foreign exchange rates.

(ii)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate due to changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities consist primarily of long-term fixed rate debt or variable rate debt. Fluctuations in interest rates could impact the Company’s cash flows, primarily with respect to the interest payable on the Company’s variable rate debt, which consists of certain borrowings with a total principal value of $146.2 million (June 30, 2018 - nil). If the variable interest rate changed by 10 basis points, the Company would incur an associated increase or decrease in net and comprehensive loss of approximately $8.7 million (June 30, 2018 - nil).

(iii)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities are based on quoted market prices which the shares of the investments can be exchanged for. The fair value of marketable securities and derivatives held in privately-held entities are based on various valuation techniques, as detailed in Note 25, and is dependent on the type and terms of the security.

If the fair value of these financial assets were to increase or decrease by 10% as of June 30, 2019, the Company would incur an associated increase or decrease in net and comprehensive (loss) income of approximately $23.0 million (2018 - $29.5 million). See Note 5 for additional details regarding the fair value of marketable securities and derivatives.

AURORA CANNABIS INC.
Notes to the Consolidated Financial Statements
Years ended June 30, 2019 and 2018
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 27    Capital Management

As at June 30, 2019, the capital structure of the Company consists of $5,034.9 million (June 30, 2018 - $1,756.1 million) in shareholders’ equity and debt.

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support ongoing operations and future growth such that the Company can continue to deliver returns to shareholders and benefits for other stakeholders.

From time to time, the Company may adjust its capital structure in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. In addition, the Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As disclosed in Note 14, the Company has various loan facilities in place. Certain loans are subject to financial covenants, which are generally in the form of leverage and liquidity ratios. As at June 30, 2019, the Company was in compliance with all covenants under the Credit Facility and term loans. The Company does not have any other externally imposed capital requirements.

Note 28	Subsequent Events

Acquisition of Remaining Interest in Hempco

In August 2019, the Company completed the acquisition for the remaining common shares of Hempco not previously owned by Aurora. Each Hempco shareholder received $1.04 per Hempco share, paid in common shares of Aurora at a deemed value of $12.01 per share. Aurora issued a total of 2,610,642 shares and reserved for issuance a total of 242,602 of shares issuable in lieu of Hempco shares upon the exercise of certain outstanding Hempco stock options. Aurora previously controlled Hempco with a 51% ownership interest, the transaction results in a change in Aurora’s ownership and is accounted for as an equity transaction.

Financing Activities

On September 4, 2019, the Company executed an amendment and upsize of its existing C$200.0 million secured credit facility to C$360.0 million. The amended secured credit facility will consist of an additional C$160.0 million allocated between the term loans and revolving credit facility. The expanded credit facility matures in August 2021 and will have a first ranking general security interest in the assets of Aurora and the loans can be repaid without penalty at Aurora’s discretion. In connection with the amendment, the Company also obtained the right to increase the loan amount by an additional $39.1 million under the same terms of the existing agreement.

Sale of Remaining Shares in TGOD

On September 4, 2019, the Company disposed of its remaining 28,833,334 shares, representing 10.5% of the issued and outstanding shares of TGOD at a price of $3.00 per share for an aggregate gross proceeds of $86.5 million. As a result of this transaction, Aurora no longer holds any shares of TGOD, however, they do continue to hold warrants to purchase 16,666,667 shares of TGOD.